Consolidated Financial Statements as of December 31, 2024

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

TABLE OF CONTENTS

Cover
Consolidated Statement of Financial Position
Consolidated Statement of Income and Other Comprehensive Income
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
1. General Information and purpose of these consolidated financial statements
2. Economic context
3. Basis of accounting and material accounting policies
4. Use of judgment and estimates
5. Cash and cash equivalents
6. Financial assets at fair value through profit or loss
7. Financial assets at amortized cost
8. Investment in Joint ventures
9. Property and equipment
10. Intangible assets
11. Investment property
12. Other non-financial assets
13. Financial liabilities at fair value through profit or loss
14. Financial liabilities at amortized cost
15. Income tax
16. Other non-financial liabilities
17. Provisions and Contingencies
18. Share capital
19. Reserves
20. Retained earnings
21. Interest income
22. Interest expense
23. Fee and commissions income
24. Fee and commission expense
25. Gains on financial assets and financial liabilities at fair value through profit or loss
26. Foreign currency exchange rate differences
27. Other operating income
28. Employee benefits
29. Administrative expenses
30. Other operating expense 31. Insurance service result
32. Reconciliation of movements of liabilities to cash flows arising from financing activities
33. Operating segments
34. Off-balance sheet accounts
35. Subsidiaries
36. Transactions and balances with related parties
37. Financial risk factors
38. Capital management
39. Deposit guarantee system
40. Subsequent events

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2024 and 2023
In thousands of Argentine Pesos (Note 3.2)

ITEM	NOTES	12/31/2024	12/31/2023

ASSETS

Cash and cash equivalents	5	278,913,103	215,136,516

Financial assets at fair value through profit or loss
Debt securities	6.1	1,203,263,389	313,326,942
Derivative instruments	6.2	139,485	877,133
Financial assets pledged as collateral	6.4	185,244,863	24,089,864
Other financial assets	6.3	5,698,401	20,425,866
Investments in equity instruments	6.5	16,292,587	12,572,550

Financial assets at amortized cost
Loans and other financing arrangements	7.1	686,679,809	310,324,173
Debt securities	7.2	207,401,376	72,360,674
Reverse Repurchase transactions	7.3	15,245,679	2,069,045,156
Financial assets pledged as collateral	7.4	40,567,405	16,218,145
Other financial assets	7.5	49,138,992	55,442,990
Insurance contracts assets		2,329,948	1,857,835
Reinsurance contracts assets		71,766	150,833

Investments in joint ventures	8	61,938,400	69,695,249

Property and equipment	9	84,458,068	87,163,228

Intangible assets	10	6,809,131	4,886,934

Investment property	11	12,772,629	13,546,030

Deferred income tax assets	15.3	1,112,078	493,278

Other non-financial assets	12	7,068,917	8,262,475

TOTAL ASSETS		2,865,146,026	3,295,875,871

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONT.)
As of December 31, 2024 and 2023
In thousands of Argentine Pesos (Note 3.2)

ITEM	NOTES	12/31/2024	12/31/2023

LIABILITIES

Financial liabilities at fair value through profit or loss
Short positions in securities	13.1	28,313,132	60,168,188
Derivative instruments	13.2	40,016	-

Financial liabilities at amortized cost
Deposits	14.1	1,758,985,403	2,460,911,116
Other financial liabilities	14.2	159,148,564	107,741,852
Loans from the BCRA (*) and other financial institutions		2,690,568	5,994,442
Repurchase transactions	14.3	155,090,490	-
Debt securities issued	14.4	82,775,976	83,448,243
Insurance contracts liabilities		3,706,879	4,227,346
Reinsurance contracts liabilities		1,769,416	1,565,131

Income tax liabilities
Current	15.2	63,899,830	7,095,801
Deferred	15.2	17,243,525	23,997,330

Other non-financial liabilities	16	91,202,995	66,256,322

Provisions	17	9,755,018	6,528,586

TOTAL LIABILITIES		2,374,621,812	2,827,934,357

EQUITY
Share capital	18	1,500,000	1,500,000
Inflation adjustment to Share capital	18	291,984,498	291,984,498
Reserves	19	106,530,609	41,059,512
Retained earnings	20	71,940,181	121,067,596

Total equity, excluding non-controlling interests		471,955,288	455,611,606
Non-controlling interests		18,568,926	12,329,908

TOTAL EQUITY		490,524,214	467,941,514
TOTAL LIABILITIES AND EQUITY		2,865,146,026	3,295,875,871

(*) Argentine Central Bank

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
AND OTHER COMPREHENSIVE INCOME
For the fiscal years ended December 31, 2024 and 2023
In thousands of Argentine Pesos (Note 3.2)

Item	Note	12/31/2024	12/31/2023

Interest income calculated using the effective interest method	21	1,006,766,788	1,353,741,399
Interest expense	22	(968,851,402)	(1,471,080,532)
Insurance Interest income		11,395,837	41,235,823
Net interest income (expense)		49,311,223	(76,103,310)

Fee and commission income	23	50,136,355	64,326,230
Fee and commission expense	24	(2,517,256)	(2,806,744)
Net fee and commission income		47,619,099	61,519,486

Gains on financial assets and liabilities at fair value through profit or loss	25	636,424,796	765,652,048
Gains on financial assets and liabilities at fair value through profit or loss for insurance		10,880,178	28,733,664
Foreign currency exchange differences	26	(17,426,100)	(53,584,579)
Foreign currency exchange differences for insurance		2,282,554	11,063,148
Insurance revenue	31	45,613,067	58,706,395
Insurance service expenses	31	(32,402,915)	(35,738,553)
Revenue		742,301,902	760,248,299

Other operating income	27	32,428,128	44,194,599

Employee benefits	28	(164,835,340)	(151,304,856)
Administrative expenses	29	(52,833,911)	(58,531,483)
Depreciation and impairment of non-financial assets		(8,354,357)	(9,252,713)
Losses on derecognition of financial assets at amortized cost		-	(17,456,242)
Impairment of financial assets	7.6	(31,823,476)	(10,698,834)
Loss on net monetary position		(202,761,248)	(191,519,179)
Loss on net monetary position for insurance		(35,557,203)	(72,648,551)
Other operating expenses	30	(143,803,199)	(163,686,620)
Net income before income tax		134,761,296	129,344,420

Income tax expense	15.1	(54,726,573)	(14,550,271)

NET INCOME FOR THE YEAR		80,034,723	114,794,149
Other comprehensive income		-	-
NET INCOME AND OTHER COMPREHENSIVE INCOME		80,034,723	114,794,149
Net income for the year attributable to:
Holders of ordinary shares of the Bank		74,051,042	112,587,848
Non-controlling interests		5,983,681	2,206,301

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
AND OTHER COMPREHENSIVE INCOME (CONT.)
For the fiscal years ended December 31, 2024 and 2023
In thousands of Argentine Pesos (Note 3.2)

Earnings per Share	12/31/2024	12/31/2023

NUMERATOR
Net income for the year attributable to holders of ordinary shares of the Bank	74,051,042	112,587,848

Net income for the year attributable to holders of ordinary shares of the Bank adjusted to reflect the effect of dilution	74,051,042	112,587,848

DENOMINATOR
Weighted average of outstanding ordinary shares for the fiscal year	1,477,692	1,474,938

Weighted average of outstanding ordinary shares for the fiscal year adjusted to reflect the effects of dilution	1,477,692	1,474,938

BASIC EARNINGS PER SHARE	50.113	76.334
DILUTED EARNINGS PER SHARE	50.113	76.334

The accompanying explanatory notes are an integral part of these consolidated financial statements.

	Share capital			Reserves
Changes	Outstanding shares	Treasury shares	Inflation adjustment on Share capital	Legal	Voluntary	Retained earnings	Total equity attributable to holders of ordinary shares of the Bank	Total equity attributable to non-controlling interests	Total equity
Balances as of 12.31.2023	1,476,063	23,937	291,984,498	41,059,512	-	121,067,596	455,611,606	12,329,908	467,941,514
Distribution of unappropriated retained earnings – approved by the Shareholders’ Meeting held on 03/27/2024 (*)
● Legal Reserve	-	-	-	24,635,692		(24,635,692)	-	-	-
● Voluntary Reserve	-	-	-	-	40,835,405	(40,835,405)	-	-	-
● Dividends distribution	-	-	-	-	-	(57,707,360)	(57,707,360)	-	(57,707,360)
Share-based payments under compensation plan (Note 18)	3,275	(3,275)	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	-	255,337	255,337
Net income for the year	-	-	-	-	-	74,051,042	74,051,042	5,983,681	80,034,723
Balances as of 12.31.2024	1,479,338	20,662	291,984,498	65,695,204	40,835,405	71,940,181	471,955,288	18,568,926	490,524,214

The accompanying explanatory notes are an integral part of these consolidated financial statements.

(*) See Note 20.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
for the fiscal years ended December 31, 2024 and 2023
In thousands of Argentine Pesos (Note 3.2)

	Share Capital
Changes	Outstanding shares	Treasury shares	Inflation adjustment on share Capital	Legal Reserve	Retained earnings	Total equity attributable to holders of ordinary shares of the Bank	Total equity attributable to non-controlling interests	Total equity
Balances as of 12.31.2022	1,473,832	26,168	291,984,498	-	49,539,260	343,023,758	9,352,976	352,376,734
Absorption of unappropriated retained earnings – approved by the Shareholders’ Meeting held on 03/30/2023	-	-	-	41,059,512	(41,059,512)	-	-	-
Share-based payments under compensation plan (Note 18)	2,231	(2,231)	-	-	-	-	-	-
Distribution of subsidiary dividends	-	-	-	-	-	-	770,631	770,631
Net income for the year	-	-	-	-	112,587,848	112,587,848	2,206,301	114,794,149
Balances as of 12.31.2023	1,476,063	23,937	291,984,498	41,059,512	121,067,596	455,611,606	12,329,908	467,941,514

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the fiscal years ended December 31, 2024 and 2023

In thousands of Argentine Pesos (Note 3.2)

ITEM	12/31/2024	12/31/2023

Net income for the year	80,034,723	114,794,149
Adjustments to obtain cash flows from operating activities
Income tax expense	54,726,573	14,550,271
Loss on net monetary position	238,318,451	264,167,730
Depreciation and impairment of assets	8,354,357	9,252,713
Loan loss, net of reversed allowances	28,061,602	9,226,174
Increase in provisions	22,035,637	14,928,837
Net interest expense	(49,311,223)	76,103,310
Net income from measurement of financial instruments at fair value through profit or loss	(646,686,114)	(793,447,621)
Loss from valuation of investment property and property and equipment	8,530,250	17,289,825
(Net increase) / net decrease from operating assets
Debt securities at fair value through profit or loss	(413,884,001)	760,610,964
Derivative instruments	1,324,830	(719,326)
Reverse repurchase transactions	927,176,511	(1,839,194,390)
Loans and other financing arrangements
Non-financial public sector	(2,108)	(253)
Financial sector	(39,195,564)	(8,112,971)
Non-financial private sector and foreign residents	(525,526,629)	(146,345,170)
Debt securities at amortized cost	(174,172,377)	(11,495,290)
Financial assets pledged as collateral	(207,302,286)	(31,072,254)
Investments in equity instruments	(10,519,102)	(9,890,909)
Other assets	(151,586,172)	(194,439,453)
Net increase / (net decrease) from operating liabilities
Deposits
Non-financial public sector	149,814,189	49,296,377
Financial sector	(390)	249
Non-financial private sector and foreign residents	475,607,613	1,745,330,241
Liabilities at fair value through profit or loss	683,087	60,168,188
Derivative instruments	169,183	(1,351,150)
Repurchase transactions	154,784,765	-
Other liabilities	221,969,777	156,846,726

Interest paid	(963,034,559)	(1,445,099,708)
Interest received	1,006,845,016	1,337,919,580
Dividends	65,310	42,675
Income tax paid	(324,630)	(253,795)
Total cash flows generated by operating activities	196,956,719	149,105,719

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
for the fiscal years ended December 31, 2024 and 2023

In thousands of Argentine Pesos (Note 3.2)

ITEM	12/31/2024	12/31/2023
Cash flows from investing activities
Payments
Purchase of property and equipment, intangible assets and other assets	(6,261,268)	(6,217,171)
Collections
Sale of property and equipment and other assets	1,925,640	79,146
Total cash flows used in investing activities	(4,335,628)	(6,138,025)
Cash flows from financing activities
Payments
Dividends	(55,151,453)	-
Debt securities issued	(28,215,891)	(24,989,317)
Loans to domestic financial institutions	(29,826,665)	(9,488,867)
Other financial liabilities	(8,353,133)	(10,790,177)
Collections
Debt securities issued	65,347,500	-
Loans from domestic financial institutions	21,027,366	7,456,773
Total cash flows used in financing activities	(35,172,276)	(37,811,588)

Effect of exchange rate variations	22,670,693	49,666,505

Effect of loss on net monetary position of cash	(116,342,921)	(127,508,215)

TOTAL VARIATION IN CASH FLOWS
Net increase for the year	63,776,587	27,314,396
Cash at beginning of year	215,136,516	187,822,120
Cash at year end	278,913,103	215,136,516

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

1. GENERAL INFORMATION

Banco Hipotecario S.A. (hereinafter, the “Bank” or “the Entity”) is a corporation (“Sociedad anónima”) incorporated under the laws of Argentina. The Bank’s registered office is Reconquista 151 – City of Buenos Aires – Argentina.

The Bank is the result of the privatization of the then Banco Hipotecario Nacional (an institution established in 1886), pursuant to Law No. 24855 passed on July 2, 1997 and enacted by the National Executive Branch (PEN) through Decree No. 677 dated July 22, 1997, and regulatory Decree No. 924/97, whereby Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law No. 23696 and transformed into a corporation. The new entity arising from this transformation does business under the name of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Financial Institutions Law No. 21526. The Bank provides retail and corporate banking services. In addition, through its subsidiaries, it provides life and personal accident insurance.

These consolidated financial statements include the Bank and its subsidiaries, that is, companies and structured entities controlled by the Bank (collectively, the “Group”).

The Bank’s subsidiaries are detailed in Note 34.

Part of the Bank's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange.

1.1 Purpose of these consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. They were authorized for issue by the Bank’s board of directors on June 30, 2025.

The Bank is a significant not consolidated subsidiary of IRSA Inversiones y Representaciones S.A. (“IRSA”), a Company whose shares are publicly traded on the New York Stock Exchange. Consequently, these consolidated financial statements have been prepared to fulfill IRSA’s reporting requirements of the Securities and Exchange Commission.

2. CHANGES IN THE MACROECONOMIC CONTEXT AND FINANCIAL AND CAPITAL SYSTEMS

The Group operates in an economic context whose main variables have shown volatility, such as the continued level of the accumulated inflation rate.

In particular, and concerning financial assets, the Argentina government took measures regarding the extension of maturities and/or restructuring of government securities.

As of the date of these financial statements, the Group maintains public sector debt instruments affected by the measures referred to above.

Furthermore, the BCRA has implemented various measures, including:

a)	Repurchasing Bills issued by the BCRA (LELIQ) from financial entities;

b)	Ceiling rates on credit card financing arrangements and floor rates on time deposits;

c)	A financing line for Micro, Small & Medium Entities' (MSME) productive investments that financial institutions are required to hold;

d)	Replacement of repurchase transactions by open market operations with National Treasury securities;

The events described in this Note affect the Group's operations, as well as the calculation of credit losses and the valuation of public sector debt instruments.

The Group’s Management continuously monitors the evolution of the aforementioned circumstances in order to define possible actions to be taken and identify possible impacts on its equity and financial position, which would require disclosure in the financial statements.

3. BASIS OF ACCOUNTING AND MATERIAL ACCOUNTING POLICIES

The consolidated financial statements are prepared on a going concern basis, as management is satisfied that the Group has adequate resources to continue as a going concern for the foreseeable future. In making this assessment, management has considered a wide range of information including projections of profitability, regulatory capital requirements and funding needs. The assessment also includes consideration of reasonably possible downside economic scenarios and their potential impacts on the profitability, capital and liquidity of the Group.

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.1. Functional and presentation currency

The Argentine Peso is the functional and presentation currency of the Bank and its subsidiaries. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.

Since the Argentine economy is considered a hyperinflationary economy in accordance with International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), these consolidated financial statements are stated in terms of the current measurement unit at the end of the reporting year.

3.2. Hyperinflationary accounting

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in terms of the current measurement unit at the end of the reporting period.

The standard sets out a number of factors that should be considered to conclude that an economy is hyperinflationary, including a cumulative inflation rate for three consecutive years close to, or in excess of, 100%. Therefore, pursuant to IAS 29, the Argentine peso is considered a currency of a hyperinflationary economy as from July 1, 2018.

Such restatement should be made as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. In order to make such restatement, the Argentine Federation of Professional Councils of Economic Sciences publishes the applicable index which is based on:

●	For items subsequent to December 2016: Consumer Price Index (“CPI”) published by the National Institute of Statistics and Census (“INDEC”); and

●	For items prior to December 2016: Wholesale Domestic Price Index published by the INDEC.

The CPI increased 117.8% and 211.41%, during 2024 and 2023, respectively.

Under IAS 29, assets and liabilities that are not stated in the measuring unit current at the end of the reporting period should be adjusted by applying the general price index. The adjusted value of a non-monetary item is reduced, in accordance with IFRS Accounting Standards, when it exceeds its recoverable value.

In applying IAS 29 to the consolidated statement of financial position, the Group has applied the following methodology and criteria:

●	Non-monetary assets were restated by applying the general price index. The restated amounts were reduced to their recoverable values, by applying the relevant IFRS, where appropriate.

●	Monetary assets were not restated.

●	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the relevant contract.

●	The measurement of Investments accounted for under the equity method, have been determined based on financial information of the associates and joint ventures prepared in accordance with IAS 29.

●	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

●
The impact of implementation of IAS 29 at the beginning of the first period of application (January 1, 2019) was recognized in equity, where all equity items, other than Retained earnings, were restated by applying the general price index, as from the date of contribution or origination. In subsequent years, all equity items were restated by applying the general price index as from the beginning of the year or the contribution date, if later.

In applying IAS 29 to the consolidated statements of income and cash flows, the Group has applied the following methodology and criteria:

●	All items of the consolidated statements of income and cash flows were restated in terms of the measuring unit current at the end of the reporting period.

●	The gain or loss on net monetary position is recognized in the consolidated statement of income.

●
Monetary gains or losses generated by cash and cash equivalents are disclosed in the statement of cash flows separately from cash flows from operating, investing, and financing activities, as a reconciling item between cash and cash equivalents at the beginning and at the end of the period.

The prior period comparative for the year ended December 31, 2023, information was restated in terms of the measuring unit current as of December 31, 2024, by applying the change in the consumer price index between December 31, 2023 to December 31, 2024.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.3. Consolidation

Subsidiaries

Subsidiaries are entities, including structured entities, controlled by the Group. The Group controls an entity if it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group reassesses whether it has control if there are changes to one or more of the elements of control. This includes circumstances in which protective rights held (e.g. those resulting from a lending relationship) become substantive and lead to the Group having power over an investee.

Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

The Group consolidates subsidiaries’ financial statements prepared at the end and for the same period of the Bank's financial statements. Such financial statements which are prepared under local GAAP, are adjusted to the same accounting policies applied by the Bank. These adjustments are subject to the Bank’s management monitoring and control procedures to confirm its accuracy. The most significant adjustments include deferred tax calculation under IAS 12, lease reporting under IFRS 16 and the determination of actuarial reserves under IFRS 17.

Securitization vehicles

Certain securitization vehicles sponsored by the Group under its securitization program are run according to predetermined criteria that are part of the initial design of the vehicles. The Group is exposed to variability of returns from the vehicles through its holding in debt securities in the vehicles. Outside the day-to-day servicing of the receivables (which is carried out by the Group under a servicing contract), key decisions are usually required only when receivables in the vehicles go into default. In assessing whether it has control, the Group considers whether it manages the key decisions that most significantly affect these vehicles’ returns. As a result, the Group has concluded that it controls some of these vehicles (please refer to Note 35).

Mutual funds

The Group acts as a fund manager to a number of mutual funds. Determining whether the Group controls such mutual funds usually focuses on the assessment of the aggregate economic interests of the Group in the fund (comprising any carried interests and expected management fees) and the virtual lack of investors’ rights to remove the fund manager.

This analysis considers not only the direct and indirect interests held by the Group on the fund but also the composition of the rest of the investors in order to conclude if the Group has power over the fund, in which case it is consolidated.

When the financial interests of the Group in a mutual fund is less than 22%, the Group concludes that it acts as an agent for the investors and, therefore, it does not consolidate such mutual fund. Otherwise, when the interests of the Group in a mutual fund exceeds 37%, the Group concludes that it has control over the fund, and it is consolidated.

When the Group has an interests over 22% but less than 37%, in order to conclude whether the Group controls the mutual fund, other features are taken into account such as the proportion of investors required to vote together and whether other investors are highly dispersed. (please refer to Note 35).

Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related Non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.4. Investments in Joint Ventures

Interests in joint ventures are accounted for under the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (when applicable) of equity-accounted investees, until the date on which significant influence or joint control ceases.

3.5. Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating profits or losses are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Operating segments are reported consistently with the internal reports submitted to:

(i)
Key management personnel, being the CODM since they are the utmost authority in charge of making operating decisions and allocating resources and assessing the performance of the operating segments; and

(ii)	The Board of Directors, responsible for making the Group's strategic decisions.

Operating segment results are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly certain administrative expenses, loss on net monetary position, and income tax expense.

3.6. Foreign currency

Transactions in foreign currency are translated into Argentine Pesos (functional currency of all components of the Group) at the exchange rates at the transaction date.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are recognized in the consolidated statement of income.

3.7. Financial instruments

Initial recognition

The Group initially recognizes loans and advances, deposits, debt securities issued, and subordinated liabilities on the date on which they are originated. All other financial instruments (including regular-way purchases and sales on financial assets) are recognized on the trade date, which is the date on which the Group becomes a party to the contractual provisions of the instrument.

A financial asset or financial liability is measured initially at fair value plus, for items not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. The fair value of a financial instrument on initial recognition is generally its transaction price.

In circumstances where the fair value differs from the transaction price, the Group recognizes the difference as follows:

●
If the fair value is evidenced by a quoted price in an active market for an identical asset or liability, or based on a valuation method that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is recognized as profit or loss.

●
In other cases, the difference is deferred as a profit or loss only to the extent that there is a change in any factor (including time) that the market participants would consider when determining the price of the asset or liability.

The Group recognizes purchases of financial instruments with the commitment to resell at a certain price as a loan granted in the line “Reverse repurchase agreements” in the Consolidated statement of financial position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The underlying assets received for reverse repurchases transactions are considered under Off-Balance Sheet Items. In case the Group sells the security, a related liability is recognized under the caption “Short positions in securities”.

Financial assets

Classification

On initial recognition, the Group classifies financial assets as measured at amortized cost, at fair value through other comprehensive income (FVOCI) or at fair value through profit or loss (FVTPL), based on the objective of the Group’s business model under which the financial assets are held and the characteristics of contractual cash flows of the financial asset.

A financial asset is measured at amortized cost if it meets both of the following conditions:

●	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A financial asset is measured at FVOCI only if it meets both of the following conditions:

●	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.

For a financial asset measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as for financial assets measured at amortized cost:

●	Interest revenue using the effective interest method;

●	Expected credit losses (“ECL”) and reversals; and

●	Foreign exchange gains and losses.

When a financial asset measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

The Group does not apply the option of designating financial assets at fair value.

All other financial assets are classified as measured at FVTPL. Financial assets at fair value through profit or loss include:

●	Instruments held for trading;

●	Instruments whose contractual terms do not represent cash flows SPPI on principal amount outstanding;

●	Derivative financial instruments; and

●	Investments in equity instruments

Modifications of financial assets

If the terms of a financial asset are modified, then the Group evaluates whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized, and a new financial asset is recognized at fair value plus any eligible transaction costs.

If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that would result in forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place. This approach impacts the result of the quantitative evaluation and means that the derecognition criteria are not usually met in such cases.

If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income calculated under the effective interest rate method.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions, where the inflows of the sale are recognized against a financial liability (“Repurchase Transactions”) and the underlying securities are reclassified as “Financial assets pledged as collateral”.

In transactions where the Group neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset, and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

The Group writes off a financial asset, in whole or in part, when it has exhausted all practical recovery efforts and has concluded that there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) ceasing enforcement activity, and (ii) situations where the Group’s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovery in full. The Group may write off financial assets which are still subject to enforcement activity.

Financial liabilities

Classification

The Group classifies its financial liabilities, other than derivative financial instruments, guarantees issued and loan commitments as measured at amortized cost. Derivative financial instruments are measured at fair value through profit or loss.

Financial guarantees are contracts pursuant to which the Group is required to make specified payments to reimburse the holder for a loss incurred due to a specified debtor's failure to honor its payment obligations in accordance with the contractual terms of a debt instrument.

The liability arising from financial guarantees issued is initially recognized at fair value. Such liability is subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with principles of IFRS 15.

Modifications of financial liabilities

The Group derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and amortized over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.

Derecognition of financial liabilities

The Group derecognizes financial liabilities upon settlement; that is, when the financial liability has been settled or paid off, or the contract has expired.

Financial Assets and Financial Liabilities Offsetting

Financial assets and liabilities are offset by reporting the net amount in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.8. Impairment of financial assets

Expected Credit Losses

The Group recognizes an “Allowance for credit risks” on the following financial instruments that are not measured at FVTPL, by applying the Expected credit losses (“ECLs”) method:

●	Loans;

●	financial assets that are debt instruments;

●	lease receivables;

●	financial guarantee contracts issued; and

●	loan commitments issued.

The Group measures the ECLs from a financial instrument in a manner that reflects:

●	an unbiased probability-weighted amount which is determined by assessing a range of possible outcomes;

●	the time value of money; and

●	reasonable and supportable information that is available without undue cost or effort on the reporting date, about past events, current conditions and forecasts of future economic conditions.

Measurement of expected credit losses (ECL) - Inputs, assumptions and calculation methods

ECLs are measured over a 12-month period or during the instrument’s lifetime, depending on whether a significant increase in credit risk has occurred since initial recognition or if an asset is deemed credit impaired. ECLs are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss given default (“LGD”), defined as follows:

● PD represents the probability of a debtor's defaulting on a financial liability (as per the foregoing "Definition of default and credit impairment"), whether over the following 12 months or the financial asset remaining life ("Lifetime PD").

● EAD is based on the amounts the Group expects to be overdue at the time of the default, during the subsequent 12 months, or otherwise during the financial asset remaining life ("Lifetime EAD"). For instance, for revolving commitments, the Group includes the current drawn down balance, plus any additional amount expected to be drawn down, up to the current contractual limit at the time of default, if finally occurring.

● LGD represents the Group's expected loss on any given exposure at default. LGD will vary depending on the type of counterparty, nature and aging of the claim and also depending on the availability of collateral or other form of credit enhancement. LGD is stated as a percentage of loss per EAD unit and is calculated over a 12-month base period or throughout the instrument lifetime, where the 12-month LGD is the percentage of loss expected to be incurred, if default occurs within the next 12 months, while lifetime LGD is the percentage of loss expected to be incurred if default occurs during the financial instrument lifetime.

ECLs are determined by forecasting the PD, LGD and EAD for each future month, and for each individual exposure or collective segment. These three components are multiplied and adjusted for the survival probability (i.e., no early payment or no default has occurred on the exposure in a previous month). This formula results in an ECL for each future month, which is then discounted at the reporting date and aggregated. The discount rate used in the ECL calculation is the original effective interest rate or other similar rate.

Lifetime PD is developed by applying a maturity profile to the current 12-month PD. The maturity profile analyzes how defaults occur within a portfolio since initial recognition and throughout the lifetime of the borrowings. The maturity profile is based on observed historical data and is supposed to be the same across all assets within a portfolio and within a credit rating band.

12-month EAD and Lifetime EAD are determined on the basis of the expected payment profile, which varies according to the type of product:

●	For non-revolving products, EAD is based on contractual payments owed by borrower during a 12-month period or throughout Lifetime.

●
For revolving products, EAD is calculated considering the drawn down balance (used up limit) and adding a "credit conversion factor" to calculate the extent to which borrower's outstanding debt will increase upon default.

12-month LGD and Lifetime LGD are determined on the basis of factors affecting post-default recoveries, with product type and the current days in arrears band remaining constant. LGD is influenced by the entity's collection strategy, including sales and indebtedness cost.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Under the model used for the Commercial Portfolio, the recovery rate is defined on the basis of the collateral/instrument associated with the transaction. In determining the coverage ratio associated with each collateral, recovery ratio schedules have been developed based on collateral quality.

If a customer identified as a "relevant exposure" under the Risk Management Policy is moved to stages 2 or 3, LGD could be calculated individually, relying on information available to the Group at the time of the analysis, which allows it to estimate the expected recovery on such exposure.

The Group includes forward-looking economic information in the calculation of 12-month PD and Lifetime PD.

Grouping of instruments for losses measurement

To assess the ECLs on a collective basis, the Group makes a grouping of exposures based on shared risks characteristics, such that risk exposures within the group are homogeneous.

The Group has identified the following categories of debtors:

●	Consumer portfolio: includes credit cards, consumer loans and mortgages.

●	Commercial portfolio: includes corporate and small and medium size entities (SMEs) customers.

●	Securities portfolio: includes public and private debt securities acquired in the secondary market or through primary bidding.

a. Consumer portfolio

In estimating ECLs of the consumer portfolio, instruments are grouped based on their inherent risk characteristics, and subsequently segmented considering similar credit risk characteristics, which are indicative of debtor's payment ability, according to applicable contractual conditions, in order to determine its PD and LGD parameters on a collective basis. Credit risk characteristics may include the following factors, among others:

●	Type of transaction,

●	Customer's credit scoring (rating),

●	Time in arrears,

●	Segment based on financial asset aging and/or purchase or origination terms and conditions.

The Group's Consumer Banking Credit team periodically monitors and reviews that financial instruments are adequately pooled.

b. Commercial portfolio

ECLs are estimated on an individual and on a collective basis. The Group determines the PD and LGD parameters for its Commercial portfolio on a collective basis, considering the customer’s risk rating.

For customers with relevant exposures, the assessment is made on an individual basis.

Each customer is assigned a PD based on that customer's Credit Rating and segment. On the other hand, the LGD parameter is related to the transaction based on the segment and collateral quality.

The correct segmentation of the commercial portfolio financial instruments is monitored and reviewed periodically by the Wholesale Banking Credit Risk team.

c. Securities portfolio

ECLs are estimated on an individual and on a collective basis. The Group determines the LGD parameters for its Securities portfolio on a collective basis. PDs are based on ratings from third party credit rating agencies.

PD is assigned to each instrument, based primarily on that security’s Credit Rating and considering segmentation variables such as denomination currency, payment currency, governing law, and whether the counterparty is in the public or private sector.

Stage classification

The Group classifies financial instruments into three categories based on changes in their credit risk since initial recognition, as summarized below:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

● Stage 1: comprises financial assets that have not experienced a significant increase in credit risk;

● Stage 2: includes financial assets for which a significant increase in credit risk has been identified since its initial recognition, but that are not credit-impaired; and,

● Stage 3: comprises financial assets with objective evidence of impairment (default).

The calculation of the allowances for credit risk in each of these three categories is done as follows:

● ECL within a 12-month period: for financial instruments in “Stage 1”, the Group will measure ECLs as the expected credit losses resulting from possible default events within the next 12 months.

● Lifetime ECL: for financial instruments in “Stage 2” and “Stage 3,” the Group measures the ECLs resulting from possible default events over the remaining life of the financial asset.

ECL measurement considers forward-looking information.

Purchased or originated credit-impaired (“POCI”) financial assets are financial assets which are credit impaired at initial recognition. ECLs from these financial instruments are considered “Stage 3” and measured over the assets lifetime..

Financial assets in “Stage 1” and “Stage 2” accrue interest at the effective interest rate on their gross book amount. Financial assets in “Stage 3” accrue interest at the effective interest rate of the carrying amount net of allowance for credit losses as from the time such assets are moved to that stage.

The following chart summarizes impairment criteria for financial assets other than purchased or originated credit-impaired financial assets:

Changes in credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase in credit risk since initial recognition)	(credit impaired)

ECLs for the 12 months after the reporting date	ECLs during the financial instrument lifetime

Below is a description of the key judgments and assumptions the Group has relied upon for ECL measurement purposes:

Significant increase in credit risk

In determining whether a financial instrument has experienced a significant increase in credit risk since initial recognition, the Group performs several analyses depending on the portfolio (consumer, commercial or securities) and the product.

a.	Consumer portfolio

For the most representative products within the consumer portfolio —consumer loans and credit cards— a significant increase in credit risk is deemed to exist if debtor meets one or both of the following conditions:

●
contractual payments are over 30 days past due, based on the historical behavior of the portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations, and/or

●	an increase of the product expected credit loss exceeding a threshold previously set for the relevant default probabilities.

To establish such thresholds, the Group has implemented a methodology which consists of a statistical analysis of historical information of its consumer loans’ behavior. This methodology is based on a quantitative analysis of the historical variation of the probability of default (PD) of loans since their initial recognition, identifying those combinations of absolute and relative thresholds per product and segment representing a significant increase in the risk, even without considering days past due at the time of observation. Such thresholds have been set in line with the current PD model and the risk segmentation previously defined for these products.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The following table shows the PD threshold at the initial recognition of a transaction and the related minimum increase in bps for such transaction at measurement date to be consider to have experienced a significant increase in its credit risk.

PD Threshold for initial recognition	Minimum increase in PD that is considered significant at the reporting date (in basis points – “bps”)
Product Credit Cards
<= 0.94%	490 bps
> 0.94% and <= 1.82%	814 bps
> 1.82% and <= 5.12%	2284 bps
> 5.12% and <= 6.73%	3002 bps
Product Consumer Loans
<= 1.5%	534 bps
> 1.5% and <= 3%	1068 bps
> 3% and <= 4.5%	1602 bps
> 4.5% and <= 6%	2135 bps
> 5% and <= 7.5%	2669 bps
Product Mortgage Loans
<= 0.1%	280 bps
> 0.1% and <= 3.1%	1143 bps
> 3.1% and <= 6.1%	2249 bps
> 6.1% and <= 9.1%	3356 bps
> 9.1% and <= 12.1%	4462 bps
> 12.1% and <= 15.1%	5568 bps
> 15.1% and <= 18.1%	6674 bps
> 18.1% and <= 21.1%	7781 bps

b.	Commercial portfolio

A significant increase in credit risk is deemed to exist primarily if debtor's contractual payments are over 30 days past due, determined on the basis of the historical behavior of the Group’s portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations.

For debtors with “investment grade” credit quality according to the group’s credit rating methodology, a significant increase in credit risk exists when credit rating is downgraded two or more notches causing the loss of the investment grade, even though payments are not over 30 days past due.

c.	Securities portfolio

With regard to the securities portfolio, the significant increase in risk is determined at the issuer level, considering:

●	A decrease in credit rating of any issuer’s instrument of at least two notches, and / or

●	An increase in market perception credit risks evidenced by a significant fall in market prices.

Definition of default and impaired credit

a.	Consumer portfolio

For financial instruments within the consumer portfolio, except for mortgage loans, the Group considers default has occurred when contractual payments are over 90 days past due.

Mortgage loans have associated arrears dynamics which differs from other financial instruments. Consequently, the Group, based on statistical analysis of a transition between tranches of arrears has concluded the higher probability of default occurs over 180 days past due.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

In addition, when Default products are refinanced, the new loan is considered as POCI, and it is assigned to Stage 3, with PD=100% during its entire lifetime, regardless of whether it was in arrears or not.

b.	Commercial portfolio

For financial instruments within the commercial portfolio, the Group considers default has occurred when one or more of the following conditions are met:

● Financial instruments over 90 days past due under their respective contractual terms;
● Escalation of collection proceedings to the Collections department (commencement of recovery efforts); and
● Declaration of suspension of payments.

The aforementioned criteria are consistently applied to all financial instruments and are in line with the definition of default used by the Group for credit risk management purposes. This definition is consistently applied for PD, Exposure at Default (“EAD”) and LGD modelling purposes.

c.	Securities portfolio

For debt securities the Group considers default has occurred whenever a counterparty misses a contractual payment according to the terms stipulated in its prospectus.

Forward-looking information considered in expected credit loss models

The Group’s ECL model incorporates Argentine macroeconomic forward-looking information to determine the default probabilities by performing certain historical regression analyses and identifying the key economic variables affecting credit risk and expected credit losses for each portfolio segment, including:

●	GDP

●	Inflation

●	BADLAR

●	Monetary policy rate

●	US dollar exchange rate

These economic variables and their associated impact on PD vary according to the segment under analysis. On a monthly basis, the Group's Strategic and Commercial Planning team makes available forecasts of these economic variables ("baseline economic scenario"), which depict the Group’s best estimate of the Argentine economic trends. The impact of these variables on default probabilities has been determined based on econometric regression models calibrated with the Group’s own information. Models are reviewed and recalibrated, at least annually, or more frequently if performance ceases to be in line with the estimated portfolio behavior. The process involves identifying observable quantitative variables, the absolute, relative or modified extent of which could explain customers' credit behavior; calibrating as many regression models as potential combinations of variables exist and, finally, selecting the model with best predictive power, subject to the fulfillment of minimum statistical requirements ensuring robustness, as well as the economic sense of the stated ratios.

The Group's Strategic and Commercial Planning team also develops other potential scenarios, together with their respective probabilities of occurrence. The number of scenarios used, and their attributes are annually established based on an analysis of the main products to ensure that the linearity effect between the future economic scenario and its associated ECLs is achieved. Scenario weightings are determined by a combination of statistical analyses and expert judgment, taking into account the range of possible outcomes best represented by each selected scenario. Like in any other economic forecast, projections and probabilities of occurrence are subject to a high degree of intrinsic uncertainty. As such, actual results may substantially differ from these forecasts.

As of December 31, 2024, ECLs recognized in the financial statements reflected the effects of 3 potential scenarios, appropriately representing nonlinearities. The Group considers that these forecasts represent its best estimate of possible outcomes and has assessed non-linear and asymmetric impacts within the Group’s several portfolios to determine that the chosen scenarios are representative of the range of potential scenarios. Below is a detail of the macroeconomic variables of the scenarios used and their weightings:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Variable	Scenario	2025	2026
GDP	Baseline	5.00%	3.00%
	Best case	7.06%	4.03%
	Worst case	1.33%	(0.60)%
Inflation	Baseline	19.09%	8.51%
	Best case	15.02%	6.76%
	Worst case	23.29%	10.29%
BADLAR	Baseline	19.00%	10.00%
	Best case	15.03%	7.45%
	Worst case	23.40%	13.08%
Monetary policy rate	Baseline	18.50%	9.00%
	Best case	14.63%	6.70%
	Worst case	22.78%	11.77%
Unemployment rate	Baseline	6.13%	5.71%
	Best case	5.82%	5.42%
	Worst case	6.44%	5.99%
Exchange rate	Baseline	19.66%	42.25%
	Best case	13.10%	6.87%
	Worst case	23.51%	10.94%

YoY variation - Based on historical data and forecasts

	Baseline	Best case	Worst case
Weighting	60%	20%	20%

3.9. Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted deposits held in banks and are measured at amortized cost.

3.10. Financial assets at fair value through profit or loss

Debt securities held for trading are instruments that the Group acquires principally for the purposes of selling in the near term or holds on a portfolio that is managed together for short-term profit or position taking. It also includes instruments whose contractual terms do not give rise to cash flows that are SPPI on the principal amount outstanding.

Derivatives held for trading and for risk management purposes are measured at fair value through profit or loss.

Investment in equity instruments in entities where the Group has no control, joint control or significant influence are measured at fair value through profit or loss.

3.11. Financial assets at amortized cost

Loans and other financing arrangements are initially recognized at fair value plus incremental direct transaction costs, and subsequently at their amortized cost under the effective interest method.

Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortized cost. Such financial assets include most loans and other financing arrangements and some debt securities.

Securities purchased under commitments to resell (“reverse repurchase transactions”) are not recognized on the consolidated statement of financial position and an asset is recorded in respect of the initial consideration paid. Reverse repurchase transactions are measured at amortized cost, where the difference between the purchase and resale price is treated as interest and recognized in net interest income over the life of the agreement.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Securities are sold subject to a commitment to repurchase them at a predetermined price (“repurchase transactions”), they remain on the consolidated statement of financial position included in “Financial assets pledged as collateral” and a liability is recorded in “Repurchase transactions” line for the consideration received.

3.12. Leases

At inception of a contract, the Group assesses if the contract is, or contains, a lease. A contract is, or contains a lease if it conveys the right to control the use of an identified asset during a period of time in exchange for consideration.

Group acting as lessee

At commencement or on a modification of a contract that contains a lease component, the Group recognizes an asset for the right-of-use and a lease liability. The right-of-use is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and an estimate of costs to dismantle and remove any improvements made to branches or office premises.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted using the interest rate implied in the lease or, if that cannot be readily determined, the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise the following:

●  fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●  variable lease payments that depend on an index or a rate;

●  amounts the lessee expects to pay under residual value guarantees;

●  the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and

●  penalty payments for early termination of the lease, unless the Group is reasonably certain not to terminate early.

The right-of-use asset is subsequently depreciated under the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost under the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes it assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. In these cases, the corresponding adjustment is made to the carrying amount of the right-to-use asset.

The Group has elected not to recognize right-to-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Group acting as lessor

When the Group acts as lessor, it determines whether the contract is a finance or an operating lease.

To classify each lease, the Group assesses whether the lease transfers substantially all of the risks and rewards incidental to the ownership of the underlying asset. If so, then the lease is classified as a finance lease. Otherwise, it is classified as an operating lease. As part of the assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

At the commencement date of a finance lease, as a lessor, the Group recognizes assets held under a finance lease in its statement of financial position and presents them as a receivable at an amount equal to the net investment in the lease.

At the commencement date of an operating lease, as a lessor, the Group recognizes lease payments received under an operating lease in the consolidated income statement under the line "Other operating income" on a straight-line basis.

3.13. Property and equipment

These assets are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group. Ongoing repairs and maintenance are expensed as incurred.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. Land and works in progress are not depreciated.

Below is a detail of the useful life of each of the items of Property and Equipment:

Item	Useful life (in years)
- Real estate	50
- Furniture and fixtures	10
- Machinery and equipment	Machinery: 5 Equipment: 3
- Vehicles	5
- Miscellaneous assets	5

Property and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, at each year-end or when indicators of impairment exist.

The carrying amount of property and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are recognized in the consolidated statement of income.

3.14. Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit or loss within Operating income or expense, as applicable.

Investment properties are not depreciated. Fair value is based on appraisals carried out by accredited independent appraisers highly experienced in the location and category of the real estate.

Any gain or loss on disposal of investment property, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost of subsequent accounting.

3.15. Intangible assets

Acquired Licenses and software

Licenses and software acquired are measured at cost net of accumulated amortization and accumulated impairment losses, if any. Amortization is calculated based on the straight-line method during the term of the license / software, which does not exceed 5 years.

Internally developed software

Expenditure on internally developed software is recognized as an asset when the Group is able to demonstrate that the product is technically and commercially feasible, its intention and ability to complete the development and use the software in a manner that will generate future economic benefits, and that it can reliably measure the costs to complete the development. The capitalized costs of internally developed software include all costs directly attributable to developing the software. Internally developed software is stated at capitalized costs less accumulated amortization and any accumulated impairment losses. Amortization is determined on a straight-line basis during the estimated useful life, which does not exceed five years.

Costs related to the maintenance of software are recognized as expense when incurred.

3.16. Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment properties and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Additionally, non-financial assets with indefinite useful life are tested for impairment on an annual basis.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or cash generating units (CGUs).

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The recoverable amount of an asset or CGU is greater than its value in use and its fair value less costs of sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount.

3.17. Financial liabilities at fair value through profit or loss

Debt securities received for reverse repurchases transactions are not recognized in the consolidated statement of financial position. However, in case the Group sells those securities, the related liability is recognized under the caption “Short positions in securities”.

Derivatives held for trading and for risk management purposes are measured at fair value through profit or loss.

3.18. Financial liabilities at amortized cost

Loans and other financing arrangements, debt securities issued and subordinated liabilities are the Group’s sources of debt funding. They are initially recognized at fair value plus incremental direct transaction costs, and subsequently at their amortized cost under the effective interest method.

Securities are sold subject to a commitment to repurchase them at a predetermined price (“repurchase transactions”), they remain on the consolidated statement of financial position included in “Financial assets pledged as collateral” and a liability is recorded in “Repurchase transactions” line for the consideration received. The difference between the sale and repurchase price is treated as interest and recognized in net interest income over the life of the agreement.

In case the Group buys back its own debt, such debt is derecognized from the consolidated financial statements and the difference between the book value of the financial liability and the amount paid is recognized as financial income or expense.

Financial guarantees are contracts pursuant to which the Group is required to make specified payments to reimburse the holder for a loss incurred due to a specified debtor's failure to honor its payment obligations in accordance with the contractual terms of a debt instrument.

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the ECL and the amount initially recognized less, when appropriate, the recognized cumulative amount of fee income. Other loan commitments issued are measured at the sum of the ECL and the amount of fees received, less the cumulative amount of income recognized.

3.19. Other non-financial liabilities

Employee benefits

Short-term employee benefits are recognized in profit or loss when the employee provides the related service. A liability is recognized for the expected amount to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the personnel and the obligation can be estimated reliably.

Obligations related to contributions to defined contribution plans are recognized in profit or loss as the employee provides the related service and are presented as Social security charges.

Employment termination benefits are recognized when the Group can no longer withdraw the offer related to such benefits.

Taxes payable

Taxes payable includes national, provincial and local taxes and other levies, which are recognized in accordance with IFRIC 21 Levies.

Customer loyalty program

Liabilities for the customer loyalty program are measured at estimated fair value, considering an expected redemption rate determined on the basis of statistics, considering historical information available.

Miscellaneous accounts payable

Miscellaneous accounts payable are recognized when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.20. Provisions and Contingencies

The Group recognizes a provision when the Group has a current obligation (legal or constructive) as a result of a past event; it is probable (i.e., more likely than not) that an outflow of resources embodying future economic benefits will be required to settle the obligation; and the amount can be reliably estimated.

The Group is deemed to have a constructive obligation where the entity has assumed certain responsibilities as a consequence of past practices or public policies, and as a result, the entity has created valid expectations in third parties that it will discharge those responsibilities.

The Group recognizes the following provisions:

●
For labor, civil and commercial lawsuits: To assess lawsuits provisions, the existing risks and uncertainties are considered, taking into consideration the opinion of the Group's external and internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

●
For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In assessing this provision, the Group considers the opinion of its legal and other professional advisors, and a provision is recognized for the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

Contingencies (that are not more likely than not) are not recognized.

3.21. Share capital and Inflation adjustment on share capital

Share capital is presented at nominal value and the related inflation adjustment is presented under Inflation adjustment on share capital.

Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

Treasury shares are deducted from equity. Gains or losses from purchase, sale, issue or cancellation are recognized in equity and do not affect profit or loss.

3.22. Interest income and interest expenses

Interest income and expenses are recognized in respect of all debt instruments using the effective rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments and collections during the expected lifetime of the financial instrument to the gross carrying amount of the financial assets; or the amortized cost of the financial liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability, such as payments received for the preparation and processing of the documents required to complete the transaction, and payments received for the extension of credit facilities expected to be used by the customer.

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any allowance for credit risks.

The ‘gross carrying amount of a financial asset’ is the amortized cost of a financial asset before adjusting for any allowance for credit risks.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

For financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.23. Fee and commission income / expenses

Fees and commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current, saving accounts, credit cards, securities custody and foreign exchange transactions, are recognized

●	at a point in time (in relation to fees for services, fees for investment funds management, sales commissions), or

●	over the performance obligation period (in relation to annual fee for credit cards, issuance of financial guarantees).

Fees and commissions income on the origination of syndicated loans are recognized in the Consolidated Statement of Income at the point in time when the service is performed, to the extent that the Group does not retain a portion thereof, or such effective rate is maintained under the same conditions as the other participants. Commissions and fees income related to negotiations in third parties’ transactions are not part of the effective rate either, and they are recognized at the point in time when the transactions are executed.

The Bank has a customer loyalty program in place under which customers earn points on their credit and debit card purchases which may be subsequently redeemed for products. This program is a separable performance obligation in the contract with the customer, as a consequence the Bank recognizes the related expenses as a reduction commission income. The customer loyalty program obligation is measured at fair value at the end of each reporting period and is recognized under the caption Other non-financial liabilities.

The Bank estimates the fair value of the points awarded to customers using statistical techniques. The data used for models include assumptions regarding exchange percentages, the combination of products that would be available for exchange in the future and customer preferences.

3.24. Capitalization of borrowing costs

Borrowing costs directly attributable to the construction of an asset that necessarily takes a substantial period of time to get ready for use or sale, such as investment property or property and equipment are capitalized as part of the cost of the asset. Borrowing costs include interest cost and foreign exchange differences as they are deemed financial costs adjustments. Other borrowing costs are recognized as an expense as incurred.

3.25. Income tax

Income tax expense for the year comprises current and deferred tax. Income tax is recognized in the consolidated statement of income, except for items required to be recognized directly in other comprehensive income or directly in equity.

Current income tax

Current income tax includes the income tax payable, and any adjustment to the tax payable related to previous years. The current amount of tax payable is the best estimate of the amount that is expected to be paid that reflects uncertainty related to income taxes, if any. It is measured at the applicable tax rate enacted or substantially enacted at the reporting date. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation.

Current tax assets and liabilities are offset only when it is legally permissible, and it is intended to be settled on a net basis.

Deferred income tax

Deferred income tax recognizes the tax effect of temporary differences between the carrying amount of assets and liabilities and their related tax bases used for tax purposes.

Deferred tax is not recognized for:

●
Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

●
Temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Deferred tax assets are recognized for the tax effect of deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if there is any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale.

Deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to the same taxable entity.

3.26. Assets and liabilities arising from insurance and reinsurance contracts

The Group applies IFRS 17 “Insurance contracts”, since January 1, 2023.

Insurance contracts

An insurance contract is a contract under which the Group (the insurer) has accepted insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.

Separation of components

Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it.

Aggregation level

Insurance contracts are grouped based on the types of products they include, onerousness of the lines of business and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.

Recognition of insurance and reinsurance contracts

Reinsurance contracts are those held under which it transfers significant insurance risk related to underlying insurance contracts.

IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA). The Group applies PAA since all its insurance contracts have a remaining coverage liability lower than one year.

Measurement of Insurance and Reinsurance Contracts

Premium Allocation Approach (PAA)

According to contract terms and evaluations, the Group defined to apply the simplified approach (PAA) since the remaining coverage liability of such contracts has a coverage period of one year or less.

Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. The Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Under this model, the remaining coverage liability consists of the premiums as received (understood as written), less the corresponding insurance acquisition, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.

The Group does not adjust the remaining coverage liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.

Groups of contracts measured under the simplified model have an incurred claims liability calculated based on the General Model principles. Future cash flows are adjusted for the time value of money, as most insurance contracts issued by the Group measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows in order to reflect the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts.

Discount rate

IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.

The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.

The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard. Given the economic environment, the Group has taken as a general criterion to apply expected inflation rates as a proxy of expected nominal discount rates.

Risk margin

The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The Group currently applies percentile method to calculate the risk adjustment, consistent with the general principles of IFRS 17 and market practice.

Reinsurance

In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.

Insurance service results

Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for providing insurance coverage and other insurance contract services. Insurance service expenses comprise the cost of claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

Financial income or financial expense related to the insurance operation are included “Net interest income/expense” in the Consolidated statement of income and other comprehensive income.

3.27. Earnings per share

The Group presents basic and diluted Earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the Net income for the year attributable to the holders of ordinary shares of the Bank by weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the Net income for the year attributable to the holders of ordinary shares of the Bank and the weighted average number of ordinary shares outstanding by the effects of all dilutive potential ordinary shares.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

3.28. Accounting standards issued but not yet effective
A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted the new and amended accounting standards in preparing these consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

In May 2024, the International Accounting Standards Board (IASB) issued Amendments to the classification and Measurement of Financial Instruments which amended IFRS 9 and IFRS 7. The requirements will be effective for annual reporting periods beginning on or after January 1, 2026 with early application permitted, and are related to:

●	settling financial liabilities using electronic payments systems; and

●	assessing contractual cash flow characteristics of financial assets, including those with sustainability-linked features.

The Group is in the process of assessing the impact of the new amendments.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

●
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ new profit will not change.

●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as “other”.

Other accounting standards

The Lack of Exchangeability (Amendments to IAS 21) is not expected to have a significant impact on the Group’s consolidated financial statements.

4. USE OF JUDGEMENTS AND ESTIMATES

For the preparation of these consolidated financial statements, Management applies its professional judgement and makes estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

4.1. Judgements

Information about judgements made in applying accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements relates to the impairment of financial assets. The measurement of expected credit losses requires the use of complex models and significant assumptions about future economic conditions and credit behavior of a customer or group of customers. See Notes 3.16 and 8.3.

4.2. Assumptions and estimation uncertainties

The following notes contain information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

●	Note 8.2 – Financial instruments: measurement of fair value of financial instruments with significant unobservable inputs (instruments in Level 2 and 3 hierarchy).

●
Notes 3.8, 8.3 and 9 – Impairment of financial assets: determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information.

●	Notes 12.3 – Investment property: concerning the measurement of fair values.

●	Note 14 – Income tax - recognition of deferred tax asset: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

●	Note 16 – Provisions - recognition and measurement of contingencies particularly the provision for lawsuits: key assumptions about the likelihood and magnitude of an outflow of resources.

4.3. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and in sufficient volumes to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market data and minimizing the use of unobservable inputs. The election of a valuation technique encompasses all factors market participants would take into consideration for the purposes of setting the transaction price.

Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the measurement techniques, as follows:

●	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

●	Level 2: valuation models using observable market data as significant inputs.

●	Level 3: valuation models using unobservable market data as significant inputs.

5. CASH AND CASH EQUIVALENTS

	12/31/2024	12/31/2023
Cash on hand	33,052,372	35,588,808
Financial institutions and correspondents	245,857,174	179,546,739
Other	3,557	969
Total Cash and cash equivalents	278,913,103	215,136,516

6. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

6.1. Debt securities

	12/31/2024	12/31/2023
Government securities	1,138,562,082	205,136,776
Corporate securities	158,156	77,525,885
BCRA bills	64,543,151	30,664,281
Total	1,203,263,389	313,326,942

6.2. Derivative instruments

	12/31/2024	12/31/2023
Call options taken	134,350	121,480
Foreign currency forward transactions to be settled in pesos	5,135	755,653
Total	139,485	877,133

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

6.3. Other financial assets

	12/31/2024	12/31/2023
Investment in mutual funds	5,698,401	20,425,866
	5,698,401	20,425,866

6.4. Financial assets pledge as collateral
'

	12/31/2024	12/31/2023
National Treasury Public Securities	185,244,863	13,536,438
Instruments Issued by the BCRA	-	10,553,426
Total	185,244,863	24,089,864

6.5. Investment in equity instruments

	12/31/2024	12/31/2023
Listed shares	13,173,560	10,973,757
Shares in other companies	962,958	609,728
ADRs (American depositary Receipts)	2,156,069	989,065
Total	16,292,587	12,572,550

6.6. Fair value hierarchy of financial assets measured at fair value through profit or loss

Instrument portfolio as of 12/31/2024	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Debt securities at fair value through profit or loss	1,203,263,389	1,033,184,971	170,078,418	-
Derivative instruments	139,485	-	139,485	-
Financial assets pledged as collateral	185,244,863	185,244,863	-
Other financial assets	5,698,401	5,698,401	-	-
Investments in equity instruments	16,292,587	14,917,449	1,375,138	-
Total	1,410,638,725	1,239,045,684	171,593,041	-

Instrument portfolio as of 12/31/2023	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Debt securities at fair value through profit or loss	313,326,942	292,074,823	21,252,119	-
Derivative instruments	877,133	-	877,133	-
Financial assets pledged as collateral	24,089,864	13,536,438	10,553,426
Other financial assets	20,425,866	20,425,866	-	-
Investments in equity instruments	12,572,550	11,598,740	973,810	-
Assets	371,292,355	337,635,867	33,656,488	-

The Group monitors the availability of market information to evaluate the classification of financial instruments at the different fair value levels, as well as the resulting determination of inter-level transfers at the end of each reporting period.

The transfers between levels are outlined below:

Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

31/12/2024
Title of Debt Province of Mendoza due date 21/06/25	25,482
Bono Rep. Arg. due date 23/05/27	1,761,646

These holdings were included in Level 1 as of December 31, 2023. As of December 31, 2024, fair value was calculated using valuation models that use market data as significant inputs. As of December 31, 2023, there were no transfers between levels 1, 2 or 3.

7. FINANCIAL ASSETS AT AMORTIZED COST

7.1. Loans and other financing arrangements

	12/31/2024	12/31/2023
Non-financial public sector	2,226	275
Other financial institutions	42,429,543	8,181,670
Call Granted	849,834	-
Other loans to local financial institutions	41,579,709	8,181,670
Accrued interest and adjustments receivable	(732,890)	(456,728)
Non-financial private sector and foreign residents	644,248,040	302,142,228
Overdraft facilities	24,219,597	6,741,448
Promissory notes	21,398,095	20,944,490
Mortgage loans	131,984,160	79,558,685
Pledge loans	2,797,631	34,062
Consumer loans	65,689,596	18,315,422
Credit cards	190,870,534	108,554,027
Finance leases	1,178,270	3,387,692
Loans to entity's personnel	11,984,848	3,310,547
Unallocated collections	(31,947)	(20,531)
Government securities loans	49,128,574	25,388,562
Financing for MSMEs	74,492,935	23,921,799
Call loans to companies	19,556,182	24,330,039
Other	67,243,993	-
Accrued interest receivable	9,490,665	6,694,625
Allowance for loan losses	(16,264,428)	(12,324,014)
Total	686,679,809	310,324,173

7.2. Debt securities

	12/31/2024	12/31/2023
Government securities	197,658,842	45,911,960
Corporate securities	24,688,046	30,493,509
Allowance for credit risks	(14,945,512)	(4,044,795)
Total	207,401,376	72,360,674

7.3. Reverse repurchase transactions

	12/31/2024	12/31/2023
Government securities	15,245,679	3,094,227
BCRA bills	-	2,065,950,929
Total	15,245,679	2,069,045,156

The notional values of securities tied to reverse repurchase transactions follows:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2024	12/31/2023
Government securities	17,471,835	3,503,817
BCRA bills	-	2,864,749,421
Total	17,471,835	2,868,253,238

7.4. Financial assets pledge as collateral

	12/31/2024	12/31/2023
National Treasury Public Securities	7,195,663	1,420,933
Special guarantee accounts	24,682,747	8,366,335
Escrow Deposits	8,688,995	6,430,877
Total	40,567,405	16,218,145

7.5. Other financial assets

	12/31/2024	12/31/2023
Receivables from transactions pending settlement	38,175,432	45,824,559
Miscellaneous receivables
Funds to be offset	1,304,064	1,504,130
Other	10,293,433	8,355,400
Allowance for credit risks	(633,937)	(241,099)
Total	49,138,992	55,442,990

7.6. Allowance for credit risks

The Group has recognized allowance for loan losses over financial assets at amortized cost as follows:

	12/31/2024	12/31/2023
Debt securities	14,945,512	4,044,795
Loans and other financing arrangements	16,264,428	12,324,014
Other financial assets	633,937	241,099
Subtotal	31,843,877	16,609,908
Provision for ECL on unfunded commitments and financial guarantees (Note 17)	1,672,123	1,178,754
Total Allowance for credit risks	33,516,000	17,788,662

Maximum exposure to credit risk
Below is a detail of the credit risk exposure of financial instruments in respect of which the Group has recognized expected credit loss allowances. The gross book value of the financial assets included in the table represents the maximum credit risk exposure associated with such assets.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2024
Consumer Portfolio	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
Mortgage loans					132,189,902
0	117,265,065	1,036,755	-	-	118,301,815
1 – 30	8,197,687	83,004	-	-	8,280,691
31 – 90	-	1,608,971	-	-	1,608,971
91+	-	1,212,549	-	-	1,212,549
Default	-	-	2,785,871	-	2,785,871
Consumer loans					62,542,687
0	53,342,874	196,779	-	426,362	53,966,015
1 – 30	3,196,966	2,039,022	-	147,824	5,383,812
31 – 90	-	1,828,189	-	101,381	1,929,570
Default	-	-	1,263,290	-	1,263,290
Credit cards					190,870,534
0	181,901,132	371,246	-	-	182,272,378
1 – 30	2,812,008	1,244,581	-	-	4,056,589
31 – 90	-	2,085,347	-	-	2,085,347
Default	-	-	2,456,220	-	2,456,220
Other					671,497,216
0	664,580,455	6,380,612	5,402	-	670,966,469
1 – 30	317,902	25,149	-	-	343,051
31 – 90	-	16,503	-	-	16,503
91+	-	130	16,190	-	16,320
Default	-	-	154,873	-	154,873
Total financial instruments	1,031,614,084	18,128,837	6,681,846	675,567	1,057,100,334
Allowance for loan losses	(5,059,842)	(2,382,475)	(4,932,458)	(187,413)	(12,562,188)
Financial instruments, net	1,026,554,242	15,746,362	1,749,388	488,154	1,044,538,146

	12/31/2024
Commercial Portfolio(*) – Corporates	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
0	521,637,573	-	5,607,128	-	527,244,701
1 – 30	2,814	203	1,819,983	-	1,823,000
31 – 90	-	4,342	217	-	4,559
91+	-	-	2,792,469	-	2,792,469
Total financial instruments	521,640,387	4,545	10,219,797	-	531,864,729
Allowance for loan losses	(16,038,751)	(34)	(4,436,155)	-	(20,474,940)
Financial instruments, net	505,601,636	4,511	5,783,642	-	511,389,789

(*) It includes overdraft facilities, promissory notes, mortgage loans, pledge loans, finance leases and other.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2024
SMEs Portfolio– Total active	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial assets	Total
Days in arrears
0	68,759,581	1,316,093	5,618	-	70,081,292
1 – 30	1,835,949	76,645	28,725	-	1,941,319
31 – 90	-	29,174	765	-	29,939
91+	-	-	70,712	-	70,712
Total financial instruments	70,595,530	1,421,912	105,820	-	72,123,262
Allowance for loan losses	(391,717)	(23,552)	(63,603)	-	(478,872)
Financial instruments, net	70,203,813	1,398,360	42,217	-	71,644,390

Collateral and other credit enhancements

Collateral is an instrument by which a borrower (a Group’s customer) or a third party agrees to make a payment, upon default of an assumed obligation. The Group accepts collateral as further assurance of payment when a customer applies for a loan or is granted a product that requires a high credit rating, which the customer does not have. The collateral of a transaction is an input of the Group’s Commercial Portfolio ECL.

The group has prepared two LGD tables according to the obligor’s segment and type of collateral.

For the Corporate segment, the Group’s collateral is classified into the following categories:

●
Type 1 or self-liquidating collateral such as cash and other liquid assets. A type of collateral which allows access to funds without the need of intervention from the obligor or otherwise legal recourse. The recovery rate (1-LGD) associated with this type is 100% the EAD discounted at the effective rate of the transaction by an average time to recovery. This definition is in line with BCRA’s Preferred “A” definition of collateral.

●
Type 2 collateral, which primarily gives a right over real assets (such as a mortgage) or other assets from a third party. This definition is mostly in line with BCRA’s Preferred “B” definition of collateral. The LGD associated with this type is 10%.

●	Type 3 collateral, which corresponds to collateral of difficult realization or clean exposures (no collateral whatsoever). The LGD associated for this type is 45% of EAD.

For the SME Segment, the Group’s collateral is classified into the following categories:

●
Type 1 or self-liquidating collateral such as cash and other liquid assets. A type of collateral which allows access to funds without the need of intervention from the obligor or otherwise legal recourse. The recovery rate (1-LGD) associated with this type is 100% the EAD discounted at the effective rate of the transaction by an average time to recovery. This definition is mostly in line with BCRA’s Preferred “A” definition of collateral.

●	Type 2 collateral, which primarily gives a right over real assets (such as a mortgage) or other assets from a third party. The LGD associated for this type is 10% of EAD.

●
Type 3 collateral, which primarily gives a right over assets from the obligor or a third party but are deemed to be subject to a greater uncertainty in recovery as it depends on the continuity of cashflows from the obligor or the solvency of a third party. The LGD associated for this type is 80% of EAD.

●	Type 4 collateral, which corresponds to collateral of difficult realization or clean exposures (no collateral whatsoever). The LGD associated for this type is 90% of EAD.

The Group has a dedicated collateral management area, tasked with reviewing legal compliance and the appropriate delivery of collateral, including wording, signatures and powers, as well as collateral registration in internal systems. The main assets admitted by the Group as collateral include real estate, vehicles, sureties, guarantees, liquid funds, stand-by letters of credit, and reciprocal guarantee companies. Depending on the type of collateral, guarantors may be individuals or legal entities (for mortgages, pledges, sureties, guarantees and liquid funds) and top-tier international financial institutions (for stand-by letters of credit).

The Group monitors collateral related to financial assets deemed credit-impaired, since foreclosure of such collateral is more probable to mitigate potential credit losses.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Below is a detail of the book value and fair value of the Group's collateral as of December 31, 2024:

Impaired credit	Gross exposure	Allowance for loan losses	Book value	Collateral fair value
Overdraft facilities	499,537	312,244	187,293	-
Promissory notes	938	750	188	-
Mortgage loans	2,786,290	2,750,718	35,572	6,002,462
Consumer loans	1,938,857	1,019,976	918,881	-
Credit cards	2,456,220	1,194,732	1,261,488	-
Finance leases	20,876	2,088	18,788	10,352
Call loan rate to companies	4,063,228	2,213,488	1,849,740	-
Other	5,917,084	2,125,633	3,791,451	53,100
Total impaired credit	17,683,030	9,619,629	8,063,401	6,065,914

Allowance for credit risk

The allowance for credit risk recognized for the year is affected by several factors, which may be classified into two major groups:

Changes in exposure within each Stage:

●
Due to the origination of new financial instruments, as well as financial instruments derecognized during the year (credit repayment and termination of checking account and card services), resulting in the recognition of increases in or reversals of the allowance during the period/year;

●	Exposure adjustments due to an increase in UVA or in the peso-dollar exchange rate;

●	Impacts due to the time elapsed as a consequence of present value adjustments;

●	Transfers to and from Stages due to changes in the perceived credit risk of the instruments and the ensuing "increase" (or "decrease") in 12-month and Lifetime expected credit losses (“ECL”).

Changes in the calculation methodology and parameters during the year, resulting from the periodical adjustment of inputs and maintenance of models:

●	Impacts on ECL measurement due to changes in models and assumptions

●	Changes in ECLs attributable to the adjustment to the model main parameters:

o	Probability of Default (“PD”)

o	Loss given default (“LGD”)

o	Exposure at default (“EAD” / Credit conversion factor (“CCF”)

●	Adjustments to the macroeconomic projections used in forward-looking models.

The following table shows the changes observed in the allowances for loan losses from December 31, 2023 to December 31, 2024:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Allowance for credit risk as of 12/31/2023	3,211,393	1,306,762	1,900,149	86,805	6,505,109
Inflation adjustment	3,781,853	1,538,890	2,237,684	102,225	7,660,652
New originated or purchased financial instruments during the year	1,630,446	681,804	1,035,665	65,457	3,413,372
Changes in PDs/LGDs/EADs	(2,240,847)	(1,821,935)	(777,147)	37,662	(4,802,267)
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	138,857	533,182	1,033,471	7,191	1,712,701
Inter-stage transfers
From Stage 1 to Stage 2	-	1,089,899	-	-	1,089,899
From Stage 1 to Stage 3	-	-	1,199,973	-	1,199,973
From Stage 2 to Stage 1	(866,842)	-	-	-	(866,842)
From Stage 3 to Stage 1	(255,172)	-	-	-	(255,172)
From Stage 2 to Stage 3	-	-	243,931	-	243,931
From Stage 3 to Stage 2	-	(176,031)	-	-	(176,031)
Net amount recognized in profit or loss	2,188,295	1,845,809	4,973,577	212,535	9,220,216
Derecognitions	(339,846)	(770,096)	(1,941,268)	(111,927)	(3,163,137)
Allowance for credit risk as of 12/31/2024	5,059,842	2,382,475	4,932,458	187,413	12,562,188

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Allowance for credit risk as of 12/31/2023	1,052,202	3	384,234	-	1,436,439
Inflation adjustment	1,239,111	4	452,488	-	1,691,603
New originated or purchased financial instruments during the year	1,820,120	6,857	22,171	-	1,849,148
Changes in PDs/LGDs/EADs	12,056,140	(6,828)	904,204	-	12,953,516
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	(64,295)	(2)	(2,827)	-	(67,124)
Inter-stage transfers
From Stage 1 to Stage 3	-	-	2,675,885	-	2,675,885
From Stage 2 to Stage 1	(1)	-	-	-	(1)
From Stage 3 to Stage 1	(52,354)	-	-	-	(52,354)
Net amount recognized in profit or loss	14,998,721	31	4,051,921	-	19,050,673
Derecognitions	(12,172)	-	-	-	(12,172)
Allowance for credit risk as of 12/31/2024	16,038,751	34	4,436,155	-	20,474,940

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Allowance for credit risk as of 12/31/2023	185,306	227	41,714	-	227,247
Inflation adjustment	218,223	268	49,123	-	267,614
New originated or purchased financial instruments during the year	1,202,666	17,809	554,984	-	1,775,459
Changes in PDs/LGDs/EADs	(1,191,946)	4,244	(590,796)	-	(1,778,498)
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	(22,224)	(530)	(39)	-	(22,793)
Inter-stage transfers
From Stage 1 to Stage 2	-	1,739	-	-	1,739
From Stage 1 to Stage 3	-	-	5,806	-	5,806
From Stage 2 to Stage 1	(263)	-	-	-	(263)
From Stage 3 to Stage 1	(45)	-	-	-	(45)
From Stage 2 to Stage 3	-	-	2,811	-	2,811
From Stage 3 to Stage 2	-	(205)	-	-	(205)
Net amount recognized in profit or loss	206,411	23,325	21,889	-	251,625
Derecognitions	-	-	-	-	-
Allowance for credit risk as of 12/31/2024	391,717	23,552	63,603	-	478,872

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The following table shows the changes observed in the allowances for loan losses under the IFRS approach from December 31, 2022 to December 31, 2023:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Allowance for credit risk as of 12/31/2022	2,788,376	494,473	638,657	128,925	4,050,431
Inflation adjustment	16,120,510	2,858,710	3,692,284	745,357	23,416,861
New originated or purchased financial instruments during the year	643,045	524,736	713,951	49,604	1,931,336
Changes in PDs/LGDs/EADs	(11,383,945)	(2,417,558)	(1,501,290)	(392,974)	(15,695,767)
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	178,675	526,927	631,155	18,647	1,355,404
Inter-stage transfers
From Stage 1 to Stage 2	-	1,585,210	-	-	1,585,210
From Stage 1 to Stage 3	-	-	977,709	-	977,709
From Stage 2 to Stage 1	(578,885)	-	-	-	(578,885)
From Stage 3 to Stage 1	(411,168)	-	-	-	(411,168)
From Stage 2 to Stage 3	-	-	419,121	-	419,121
From Stage 3 to Stage 2	-	(40,040)	-	-	(40,040)
Net amount recognized in profit or loss	4,568,232	3,037,985	4,932,930	420,634	12,959,781
Derecognitions	(363,365)	(686,803)	(1,433,754)	(360,529)	(2,844,451)
Allowance for credit risk as of 12/31/2023	6,993,243	2,845,655	4,137,833	189,030	14,165,761

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Allowance for credit risk as of 12/31/2022	244,492	813	435,009	-	680,314
Inflation adjustment	1,413,488	4,700	2,514,929	-	3,933,117
New originated or purchased financial instruments during the year	395,681	3,205	1,102	-	399,988
Changes in PDs/LGDs/EADs	2,674,641	(4,393)	1,836,404	-	4,506,652
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	(2,436,980)	(7,667)	(20,857)	-	(2,465,504)
Inter-stage transfers
From Stage 1 to Stage 2	-	3,349	-	-	3,349
From Stage 1 to Stage 3	-	-	240	-	240
From Stage 3 to Stage 1	(9)	-	-	-	(9)
From Stage 2 to Stage 3	-	-	41	-	41
Net amount recognized in profit or loss	2,046,821	(806)	4,331,859	-	6,377,874
Derecognitions	-	-	(3,930,146)	-	(3,930,146)
Allowance for credit risk as of 12/31/2023	2,291,313	7	836,722	-	3,128,042

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Allowance for credit risk as of 12/31/2022	123,800	118	52,970	-	176,888
Inflation adjustment	715,728	682	306,237	-	1,022,647
New originated or purchased financial instruments during the year	305,150	124	76,111	-	381,385
Changes in PDs/LGDs/EADs	5,388,188	8,287	(325,202)	-	5,071,273
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency differences and other changes	(6,129,332)	(8,582)	(21,208)	-	(6,159,122)
Inter-stage transfers
From Stage 1 to Stage 2	-	159	-	-	159
From Stage 1 to Stage 3	-	-	1,821	-	1,821
From Stage 2 to Stage 1	52	-	-	-	52
From Stage 3 to Stage 1	(57)	-	-	-	(57)
From Stage 2 to Stage 3	-	-	109	-	109
From Stage 3 to Stage 2	-	(294)	-	-	(294)
Net amount recognized in profit or loss	279,729	376	37,868	-	317,973
Derecognitions	-	-	-	-	-
Allowance for credit risk as of 12/31/2023	403,529	494	90,838	-	494,861

	12/31/2024	12/31/2023
Allowance for credit risk
Consumer portfolio	12,562,188	14,165,761
Corporate portfolio	20,474,940	3,128,042
SMEs Portfolio	478,872	494,861
Total	33,516,000	17.788,664

	12/31/2024	12/31/2023
Amounts recognized in profit or loss
Consumer portfolio	9,220,216	12,959,781
Corporate portfolio	19,050,673	6,377,874
SMEs Portfolio	251,625	317,973
Total	28,522,514	19,655,628

Impairment of financial assets	31,823,476	10,698,834
Reversal of allowances (Note 27)	(3,761,874)	(1,472,660)
Charge for ECL on unfunded commitments and financial guarantees (Note 30)	2,506,267	1,365,000
Foreign currency differences and other changes	2,045,355	9,064,454
Total	28,522,514	19,655,628

Exposure to credit risk

The exposure to credit risk, measured under IFRS 9 as of December 31, 2024 and 2023 is as follows:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Balance as of 12/31/2023	226,361,107	5,218,657	2,251,529	368,999	234,200,292
Inflation adjustment	266,571,051	6,145,680	2,651,482	434,547	275,802,760
New originated or purchased financial instruments during the year	197,152,846	4,732,904	1,763,262	204,521	203,853,533
Changes without inter-stage transfers	273,646,979	(6,520,028)	(2,037,513)	(280,897)	264,808,541
Foreign currency differences and other changes	62,607,006	2,386,558	2,133,665	60,324	67,187,553
Inter-stage transfers
From Stage 1 to Stage 2	-	6,789,937	-	-	6,789,937
From Stage 1 to Stage 3	-	-	1,310,454	-	1,310,454
From Stage 2 to Stage 1	5,450,235	-	-	-	5,450,235
From Stage 3 to Stage 1	164,706	-	-	-	164,706
From Stage 2 to Stage 3	-	-	550,235	-	550,235
From Stage 3 to Stage 2	-	145,225	-	-	145,225
Reimbursement and derecognition	(339,846)	(770,096)	(1,941,268)	(111,927)	(3,163,137)
Balance as of 12/31/2024	1,031,614,084	18,128,837	6,681,846	675,567	1,057,100,334

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Balance as of 12/31/2023	115,103,820	181	2,359,828	-	117,463,829
Inflation adjustment	135,550,434	213	2,779,019	-	138,329,666
New originated or purchased financial instruments during the year	138,151,067	4,466	3,405,967	-	141,561,500
Changes without inter-stage transfers	125,866,183	(304)	5,329,462	-	131,195,341
Foreign currency differences and other changes	6,862,225	(78)	(1,337,904)	-	5,524,243
Inter-stage transfers
From Stage 1 to Stage 2	-	67	-	-	67
From Stage 1 to Stage 3	-	-	(2,316,575)	-	(2,316,575)
From Stage 2 to Stage 1	(3)	-	-	-	(3)
From Stage 3 to Stage 1	118,833	-	-	-	118,833
Reimbursement and derecognitions	(12,172)	-	-	-	(12,172)
Balance as of 12/31/2024	521,640,387	4,545	10,219,797	-	531,864,729

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Balance as of 12/31/2023	17,717,460	21,611	53,410	-	17,792,481
Inflation adjustment	20,864,724	25,450	62,897	-	20,953,071
New originated or purchased financial instruments during the year	54,445,265	1,312,771	39,147	-	55,797,183
Changes without inter-stage transfers	(11,260,234)	(41,905)	(47,573)	-	(11,349,712)
Foreign currency differences and other changes	(11,181,776)	(2,030)	3,198	-	(11,180,608)
Inter-stage transfers
From Stage 1 to Stage 2	-	105,893	-	-	105,893
From Stage 1 to Stage 3	-	-	(8,095)	-	(8,095)
From Stage 2 to Stage 1	10,192	-	-	-	10,192
From Stage 3 to Stage 1	(101)	-	-	-	(101)
From Stage 2 to Stage 3	-	-	2,836	-	2,836
From Stage 3 to Stage 2	-	122	-	-	122
Balance as of 12/31/2024	70,595,530	1,421,912	105,820	-	72,123,262

The exposure to credit risk, measured under IFRS 9 as of December 31, 2022 and 2023 is as follows:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Balance as of 12/31/2022	85,689,991	2,124,197	786,510	536,404	89,137,102
Inflation adjustment	495,401,757	12,280,675	4,547,071	3,101,126	515,330,629
New originated or purchased financial instruments during the year	44,576,957	1,765,682	1,025,266	181,946	47,549,851
Changes without inter-stage transfers	(185,219,003)	(9,683,569)	(2,467,954)	(2,793,810)	(200,164,336)
Foreign currency differences and other changes	50,735,090	1,956,112	1,261,363	138,408	54,090,973
Inter-stage transfers
From Stage 1 to Stage 2	-	3,554,865	-	-	3,554,865
From Stage 1 to Stage 3	-	-	633,912	-	633,912
From Stage 2 to Stage 1	1,857,735	-	-	-	1,857,735
From Stage 3 to Stage 1	252,996	-	-	-	252,996
From Stage 2 to Stage 3	-	-	550,598	-	550,598
From Stage 3 to Stage 2	-	53,178	-	-	53,178
Reimbursement and derecognitions	(363,365)	(686,803)	(1,433,754)	(360,529)	(2,844,451)
Balance as of 12/31/2023	492,932,158	11,364,337	4,903,012	803,545	510,003,052

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Balance as of 12/31/2022	7,747,515	73,807	2,251,130	-	10,072,452
Inflation adjustment	44,790,910	426,701	13,014,517	-	58,232,129
New originated or purchased financial instruments during the year	36,016,129	303	28,183	-	36,044,615
Changes without inter-stage transfers	101,619,288	(500,508)	(25,980,029)	-	75,138,750
Foreign currency differences and other changes	60,061,547	-	19,754,497	-	79,816,044
Inter-stage transfers
From Stage 1 to Stage 2	-	91	-	-	91
From Stage 1 to Stage 3	-	-	518	-	518
From Stage 2 to Stage 1	418,853	-	-	-	418,853
From Stage 3 to Stage 1	15	-	-	-	15
From Stage 2 to Stage 3	-	-	176	-	176
Reimbursement and derecognitions	-	-	(3,930,146)	-	(3,930,146)
Balance as of 12/31/2023	250,654,258	394	5,138,847	-	255,793,499

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Balance as of 12/31/2022	13,102,330	26,720	68,789		13,197,839
Inflation adjustment	75,748,839	154,477	397,692	-	76,301,007
New originated or purchased financial instruments during the year	27,202,852	4,277	84,569	-	27,291,697
Changes without inter-stage transfers	(77,485,346)	(180,306)	(713,477)	-	(78,379,130)
Foreign currency differences and other changes	-	-	267,085	-	267,085
Inter-stage transfers
From Stage 1 to Stage 2	-	41,556	-	-	41,556
From Stage 1 to Stage 3	-	-	11,531	-	11,531
From Stage 2 to Stage 1	13,447	-	-	-	13,447
From Stage 3 to Stage 1	63	-	-	-	63
From Stage 2 to Stage 3	-	-	120	-	120
From Stage 3 to Stage 2	-	338	-	-	338
Balance as of 12/31/2023	38,582,184	47,061	116,307	-	38,745,552

7.7 Fair value of financial assets at amortized cost

Instrument portfolio as of 12/31/2024	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and cash equivalents	278,913,103	(*)	-	-	-
Loans and other financing arrangements	686,679,809	684,395,896	-	-	684,395,896(1)
Debt securities	207,401,376	212,638,077	8,902,491	203,735,586	-
Reverse repurchase transactions	15,245,679	(*)	-	-	-
Financial assets pledged as collateral	40,567,405	40,518,330	40,518,330	-	-
Other financial assets	51,540,705	(*)	-	-	-
(*) It is considered that the fair value of instruments is similar to their book value.
(1) Determined by applying the income approach, considering market interest rates for mortgages (between 29% and 33% depending on the duration), personal loans (between 66% and 104% depending on the duration) (credit cards 84%), SME and corporate (34% and 44%).

Instrument portfolio as of 12/31/2023	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and cash equivalents	215,136,516	(*)	-	-	-
Loans and other financing arrangements	310,324,173	305,047,754	-	-	305,047,754(1)
Debt securities	72,360,674	69,335,107	8,671,689	60,663,418	-
Reverse repurchase transactions	2,069,045,156	(*)	-	-	-
Financial assets pledged as collateral	16,218,145	15,893,322	15,893,322	-	-
Other financial assets	57,451,657	(*)	-	-	-

(*) It is considered that the fair value of instruments is similar to their book value.
(1) Determined by the applying income aproach, considering market interest rates for mortgages (between 40% and 107% depending on the duration), personal loans (between 133% and 157% depending on the duration), credit cards (120%), SME and corporate (127% and 141%).

Valuation Techniques

The techniques used to measure the fair value of financial instruments maximizes the use of observable and available information at the measurement date, in order to obtain the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or was estimated using a different valuation technique.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

When measuring the fair value of a specific asset or liability, an entity takes into account the specific characteristics of the asset or liability being measured that a market participant would take into account when pricing the asset or liability at issuance date, including:

●	The conditions and location of the asset or liability

●	The principal (or most advantageous) market for the asset or liability

●	Any restrictions on the sale and use of the asset or liability

Fair value is not adjusted for transaction costs, for such costs are not an intrinsic characteristic of the asset or liability, but are rather specific to each transaction and the means by which it was completed.

As of December 31, 2024, the techniques used to measure the fair value of the securities recognized in the financial statements are summarized below:

●	Valuation at the market price for identical assets or liabilities observable at the measurement date.

●	Valuation at the market price of an asset or liability with similar characteristics.

●
Valuation as per model based on the current value of the asset or liability projected cash flows based on contractual conditions, by reference to implied interest rates or yield curves of assets and liabilities with similar characteristics, observable at the measurement date.

Based on the valuation model inputs, fair values will be classified into the following levels:

●
Level 1: Fair values correspond to quoted prices (unadjusted) in active markets that the Group can access at the measurement date, considering that such prices provide the most reliable evidence of fair value. Even if the market's normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.

●	Level 2: Fair values are estimated based on observable inputs other than the quoted market prices considering:

●	Quoted prices for similar assets or liabilities in markets that are or are not active.

●	Inputs other than quoted prices that are observable for the asset or liability, for example:

●	Observable interest rates and yield curves

●	Implied volatilities

●	Credit spreads

●	Market-corroborated inputs

The models currently used by the Group place reliance on the yield curves of benchmark instruments grouped by currency and issuer's quality, which are used to discount the cash flows from the securities that require Level 2 fair value measurement.

The Group currently uses 4 yield curves: one for peso-denominated sovereign securities, one for “CER-linked” sovereign securities (securities indexed up by CPI variation), one for dollar-denominated sovereign securities and one for dollar-linked and dollar-denominated private sector securities. The securities taken as a benchmark proved to have frequent quoted prices in recent months, leading to conclude that they reasonably reflect market participants' expectations.

In addition, the Group has relied on the monetary policy rate to measure Argentine Central Bank bills without a benchmark quoted price at the measurement date (LEFIs).

● Level 3: Fair values measured based significantly on unobservable inputs.

8. INVESTMENTS IN JOINT VENTURES

“EDIFICIO DEL PLATA TRUST”

The Bank owned a building in Buenos Aires downtown named “Edificio del Plata” (EDP), which was previously classified as “investment property”.

On November 10, 2023, a management trust agreement at cost was created for the development of the refurbishment project of EDP, which consists of the construction of residential units, commercial premises (gastronomic use) and complementary parking lots, being IRSA Inversiones y Representaciones S.A. the Money Trustor and Developer.

On December 28, 2023, the Bank executed the deed transferring ownership of the building as a contribution to the Trust in exchange for a 28.5% share in the proceeds from the sale of the residential units and other premises.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

An Executive Committee has been established to manage the Trust, comprised of the Developer, the Bank and two Money Trustors (other than the Developer). Decisions are made unanimously, but in the absence of an agreement, decisions are made by majority of votes, with members being entitled to one vote each, regardless of their respective interests. In case of a tie, the Developer’s vote will count twice.

The transfer price of the building was made at its market value based on the appraisal report dated December 27, 2023 by Newmark, an external appraiser, which was considered as the cost of the Bank share in EDP Trust.

The Bank’s interest in EDP Trust is measured at the 28.5% share of the estimated selling price of the residential and other premises, amounting to 61,938,400 as of December 31, 2024 based on Newmark’s appraisal at that date.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

9. PROPERTY AND EQUIPMENT

						Depreciation
Item	Costat 01/01/24	Additions	Disposals	Transfers	Impairment losses	Accumulated at 01/01/24	Disposal	For the year	Accumulated at 12/31/24	Carrying amount at 12/31/24
Real estate	89,599,654	-	-	709,807	(705,988)	(11,816,881)	-	(1,886,360)	(13,703,241)	75,900,232
Furniture and facilities	20,824,212	369,088	(38,405)		-	(18,408,556)	47,236	(790,404)	(19,151,724)	2,003,171
Machinery and equipment	97,443,708	2,637,428	(1,886,762)		-	(94,600,702)	2,530,186	(2,489,315)	(94,559,831)	3,634,543
Vehicles	45,791	-	-		-	(45,791)	-	-	(45,791)	-
Miscellaneous	3,142,936	43,042	(473)		-	(2,869,646)	44	(81,526)	(2,951,128)	234,377
Right of use of leased personal property	1,893,249	-	-		-	(1,893,249)	-	-	(1,893,249)	-
Right of use of leased real estate	16,093,730	2,181,086	(2,680,034)	496,587	-	(13,451,621)	2,332,663	(2,286,666)	(13,405,624)	2,685,745
Works in progress	1,206,394	-	-	(1,206,394)	-	-	-	-	-	-
Total property and equipment	230,249,674	5,230,644	(4,605,674)	-	(705,988)	(143,086,446)	4,910,129	(7,534,271)	(145,710,588)	84,458,068

(a) The useful life of machinery is 5 years and the useful life of equipment is 3 years.
(b) The useful life is the term of each lease agreement.

					Depreciation
Item	Costat 01/01/23	Additions	Disposals	Impairment losses	Accumulated at 01/01/23	Disposal	For the year	Accumulated at 12/31/23	Carrying amount at 12/31/23
Real estate	86,641,336	-	-	(2,958,317)	(9,518,206)	-	(2,298,676)	(11,816,882)	77,782,771
Furniture and facilities	20,395,230	444,793	(15,807)	-	(17,287,736)	-	(1,120,825)	(18,408,561)	2,415,654
Machinery and equipment	95,213,344	2,256,684	(26,321)	-	(92,259,727)	5,760	(2,346,736)	(94,600,703)	2,843,004
Vehicles	45,791	-	-	-	(45,791)	-	-	(45,791)	-
Miscellaneous	2,979,124	202,986	(37,018)	-	(2,760,862)	-	(110,940)	(2,871,802)	273,290
Right of use of leased personal property	1,893,250	-	-	-	(1,833,896)	-	(59,354)	(1,893,250)	-
Right of use of leased real estate	16,673,893	2,657,097	(3,247,522)	-	(13,378,960)	2,749,599	(2,812,001)	(13,441,362)	2,642,106
Works in progress	-	1,206,403	-	-	-	-	-	-	1,206,403
Total property and equipment	223,841,968	6,767,963	(3,326,668)	(2,958,317)	(137,085,178)	2,755,359	(8,748,532)	(143,078,351)	87,163,228

(a) The useful life of machinery is 5 years and the useful life of equipment is 3 years.
(b) The useful life is the term of each lease agreement.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

10. INTANGIBLE ASSETS

	12/31/2024	12/31/2023
Balance at the beginning of the period	4,886,934	4,258,860
Additions	3,211,710	2,106,317
Amortization for the period	(1,289,513)	(1,478,243)
Total	6,809,131	4,886,934

11. INVESTMENT PROPERTY

	12/31/2024	12/31/2023
Balance at the beginning of the period	13,546,030	11,630,572
Additions	-	-
Changes in fair value	(773,401)	1,915,458
Total	12,772,629	13,546,030

The fair value of all investment property is based on appraisals performed by an independent appraiser with accredited professional qualification and expertise in the location and category of the investment property (level 3 fair value). Changes in fair value are recognized in profit or loss.

Investment property appraisal was based on the market approach, i.e., considering market prices per constructed square meter of similar pieces of property and the characteristics inherent to the property being appraised, including aging, condition, maintenance, and construction quality.

Significant input data used, detailed by zone and their interrelation with the fair value as of December 31, 2024 follows:

Main calculation variables, non-observable	Interrelation between main variables and fair value	AMBA (Metropolitan Area of Buenos Aires)	Provinces of Buenos Aires and La Pampa	Rest of the country
Price per square meter (in thousands of pesos)	The higher the price per square meter, the greater the fair value	Between 824 and 1.330	Between 915 and 1.544	Between 1.310 and 2.794
Aging	The greater the age, the lower the fair value	Between 45 and 63 years	Between 44 and 99 years	Between 33 and 103 years
State of preservation	The better the state of preservation, the higher the fair value	Good	Between regular and good	Between good and very good

The figures included in income/(loss) from Investment Property for the year are as follows :

	12/31/2024	12/31/2023
Rentals	135,193	284,994
Direct expenses from property management	(6,814)	(4,170)

Net income from investment property as of December 31, 2024 and 2023 amounts to ARS 128,379 and ARS 280,824, respectively, and is recognized in “Other operating income”, “Administrative expenses” and “Other operating expenses” in the consolidated statement of income.

12. OTHER NON-FINANCIAL ASSETS

	12/31/2024	12/31/2023
Tax prepayments	2,635,389	2,813,089
Prepaid fees to Directors and Supervisory Committee members (Note 27)	1,896,593	1,247,798
Other prepayments	1,936,160	3,594,012
Other	600,775	607,576
Total	7,068,917	8,262,475

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

13. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

13.1. Short positions in securities

	12/31/2024	12/31/2023
Third party securities in pesos	17,580,848	1,532,102
Third party securities in foreign currency	10,732,284	58,636,086
Total	28,313,132	60,168,188

13.2. Derivative instruments

	12/31/2024	12/31/2023
Foreign currency forward transactions to be settled in pesos	40,016	-
Total	40,016	-

13.3. Fair value hierarchy of financial liabilities at fair value through profit or loss

Instrument portfolio as of 12/31/2024	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Short positions in securities	28,313,132	28,313,132	-	-
Derivative instruments	40,016	-	40,016	-
Total	28,353,148	28,313,132	40,016	-

Instrument portfolio as of 12/31/2023	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Short positions in securities	60,168,188	60,168,188	-	-
Total	60,168,188	60,168,188	-	-

14. FINANCIAL LIABILITIES AT AMORTIZED COST

14.1. Deposits

	12/31/2024	12/31/2023
Non-financial public sector	183,863,868	74,548,621
Financial sector	164	1,207
Non-financial private sector and foreign residents	1,575,121,371	2,386,361,288
Total	1,758,985,403	2,460,911,116

Please refer to Note 39 on the Deposit guarantee system.

14.2. Other financial liabilities

	12/31/2024	12/31/2023
Credit card consumptions	71,130,643	33,584,325
Payables from transactions pending settlement	66,443,711	34,628,915
Proceeds from transfers of financial assets not derecognized	11,262,464	29,890,590
Finance leases	2,538,506	2,610,467
Other	7,773,240	7,027,555
Total	159,148,564	107,741,852

Proceeds from transfers of financial assets not derecognized

The Bank has transferred the following financial assets that do not qualify for derecognition.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Issuer	Financial trust	Registered on	Initial trust debt amount		Estimated termination date of the series
			Series	Amount in thousands UVA (*)
BHSA	CHA UVA Series I	Apr-18	A	8,645 UVA	oct-23
			B	5,763 UVA	Apr-28
			CP	4,802 UVA	may-32

(*) UVA (Unit of Purchase Power): Loans that are denominated in “UVA”, which is an amount that is monthly indexed up by the CPI variation.

Finance leases

Real estate	12/31/2024	12/31/2023
Up to one year	1,352,067	2,027,251
From one to five years	1,086,328	583,216
More than five years	100,111	-
	2,538,506	2,610,467

Amounts recognized in the consolidated statement of income:

	12/31/2024	12/31/2023
Depreciation of rights of use	2,286,666	2,871,355
Interest on lease liabilities	2,344,196	2,081,874
Expenses related to short-term leases	623,764	448,280

14.3. Repurchase transactions

	12/31/2024	12/31/2023
Government securities	155,088,090	-
Cash	2,400	-
Total	155,090,490	-

The notional values of securities tied to reverse repurchase transactions follows:

	12/31/2024	12/31/2023
Government securities	177,633,409	-

14.4. Debt securities issued

The table below shows the Group's issues of simple, non-convertible debt securities:

	Issued amount	Issue date	Maturity date	Annual interest rate	12/31/2024	12/31/2023
	(in thousands)
Banco Hipotecario S.A.(1)
Clase IV	US$78.336	14/10/2020	14/10/2025	9,75%	16,353,560	55,472,368
Clase VI	US$15.948	4/5/2022	4/5/2024	0,00%	-	27,975,875
Clase VIII	$45.347.500	20/12/2024	20/12/2025	Tamar + 2,75%	45,569,494	-
BACS Banco de Crédito y Securitización SA (2)
Clase XVIII	$20.000.000	22/11/2024	22/11/2025	Badlar + 5,98%	20,852,922	-
TOTAL					82,775,976	83,448,243

Tamar: Argentine Wholesale Rate (TAMAR), calculated based on time deposits of 1 billion pesos or more, with maturities of 30 to 35 days.
Badlar: Buenos Aires Large-Amount Deposit Rate, Interest rate paid on time deposits of more than one million pesos, as averaged by financial institutions.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

(1) The Annual Shareholders’ Meeting held on June 28, 2019 approved the creation of a new Global Negotiable Obligations Program for the issuance of debt securities, non-convertible into shares, secured or unsecured, for up to USD 1,000,000,000 or an equal amount in Pesos, which was amended and extended several times by subsequent Annual Shareholders’ Meetings and Board Resolutions. The current amount authorized to be issued under this program is up to USD 100,000,000 (or its equivalent in other currencies).

(2) On March 26, 2012, BACS’s Annual Shareholders’ Meeting approved the creation of a Global Program for the issuance of simple debt securities, non-convertible into shares, secured or unsecured, secured by third parties, subordinated or unsubordinated, for an aggregate nominal value of up to USD 150,000,000 and the subsequent admission to the public offering of negotiable obligations.

14.5. Fair value hierarchy of financial liabilities at amortized cost

Instrument portfolio as of 12/31/2024	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Deposits	(1,758,985,403)	(1,641,010,059)	-	(1,641,010,059)	-
Repurchase transactions	(155,090,490)	(*)	-	-
Other financial liabilities	(159,148,564)	(159,697,732)	-	(159,697,732)	-
Financing received from BCRA	(2,690,568)	(*)	-	-	-
Debt securities issued	(82,775,976)	(82,903,008)	-	(82,903,008)	-
(*) It is considered that the fair value of instruments is similar to their book value.

Instrument portfolio as of 12/31/2023	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Deposits	(2,460,911,116)	(2,415,861,304)	-	(2,415,861,304)	-
Other financial liabilities	(107,741,852)	(108,112,605)	-	(108,112,605)	-
Financing received from BCRA	(5,994,442)	(*)	-	-	-
Debt securities issued	(83,448,243)	(82,399,211)	-	(82,399,211)	-
(*) It is considered that the fair value of instruments is similar to their book value.

15. INCOME TAX

Income tax rate

In accordance with Law No. 27630, as from January 31, 2024, the income tax rate is a progressive rate ranging from 25% to 35%, which is determined based on the net taxable income according to the table established by this law, the amounts of which are adjusted annually, considering the variation in the CPI.

As of December 31, 2024, the rate applicable to the Bank for the measurement of the current tax is 35% (35% as of December 31, 2023), while deferred tax balances were measured by applying the rate expected to be effective when temporary differences reverse. Additionally, the rate applicable to dividends on profits is 7%.

Tax inflation adjustment

Law 27430, as amended, provides that, as from fiscal years beginning on or after January 1, 2018, the inflation adjustment calculated based on the procedure described in the Income Tax Law shall be deducted or included in the taxable income/loss, to the extent that the CPI at a general level accumulated over the 36 months prior to the end of the year that is calculated exceeds 100%, a situation that took place as from December 31, 2019.

Based on the transition methodology provided for by the tax regulations, the tax inflation adjustment, either benefit or loss, is recognized in six annual installments in taxable income/loss as from the year corresponding to the calculation. As from the year beginning January 1, 2021, the effect of tax inflation adjustment is recognized in taxable income/loss for the same fiscal year.

15.1. Income tax expense

	12/31/2024	12/31/2023
Current income tax – Expense	(62,099,178)	(12,660,949)
Deferred Income tax – Expense	7,372,605	(1,889,322)
Total	(54,726,573)	(14,550,271)

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

15.2. Current tax

	12/31/2024	12/31/2023
Income tax credit	329,902	720,359
Income tax provision	(65,627,160)	(8,921,652)
Income tax prepayments	1,397,428	1,105,492
Net current income tax liabilities	(63,899,830)	(7,095,801)

15.3 Deferred income tax

	12/31/2024	12/31/2023
Deferred income tax assets	1,112,078	493,278
Deferred income tax liabilities	(17,243,525)	(23,997,330)
Net deferred income tax liabilities	(16,131,447)	(23,504,052)

The table below shows the changes in deferred income tax assets and liabilities:

Deferred tax assets / (liabilities)	Balance as of 12/31/2023	Changes recognized in profit or loss	Balance as of 12/31/2024
Allowance for loan losses	1,563,057	4,325,017	5,888,074
Property and equipment and Investment property	(34,848,526)	1,348,411	(33,500,115)
Foreign-currency assets and liabilities valuation	(257,473)	40,633	(216,840)
Provisions	2,516,004	8,754,405	11,270,409
Valuation of financial instruments	6,549,107	3,373,863	9,922,970
Investment in joint venture	-	(10,476,690)	(10,476,690)
Tax inflation adjustment	1,307,147	(1,084,581)	222,566
Tax losses carryforward	153,647	753,975	907,622
Other	(487,015)	337,572	(149,443)
Total deferred income tax liabilities, net	(23,504,052)	7,372,605	(16,131,447)

Deferred tax assets / (liabilities)	Balance as of 12/31/2022	Changes recognized in profit or loss	Balance as of 12/31/2023
Allowance for loan losses	2,089,608	(526,550)	1,563,057
Property and equipment and Investment property	(62,384,754)	27,536,228	(34,848,526)
Foreign-currency assets and liabilities valuation	(61,100)	(196,373)	(257,473)
Provisions	3,689,793	(1,173,790)	2,516,004
Valuation of financial instruments	5,855,550	693,558	6,549,107
Tax inflation adjustment	6,678,311	(5,371,164)	1,307,147
Tax losses carryforward	23,104,227	(22,950,579)	153,647
Other	(586,363)	99,348	(487,015)
Total deferred income tax liabilities, net	(21,614,728)	(1,889,322)	(23,504,052)

Information about the tax loss carryforward recognized follows:

Originated in	Balance as of 12/31/2024	Expiry date
2021	856,860	2026
2022	50,762	2027
Total	907,622

The table below shows a reconciliation of the income tax liability recognized in profit or loss as of December 31, 2024 and 2023 and the income tax liability resulting from applying the effective tax rate to taxable income:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2024	12/31/2023
Income for the year before income tax	134,761,296	129,344,420
Income tax rate	35%	35%
Tax using the income tax rate	(47,166,454)	(45,270,547)
Permanent differences at the tax rate:
- Non-deductible expenses	(6,291,365)	(1,581,391)
- Tax exempt income	3,073,016	2,654,932
Effect of different methodologies for determined net income adjusted per inflation as per accounting and tax purposes	(4,341,770)	28,778,492
Allowance for impairment of net deferred assets	-	868,243
Total income tax expense for the year	(54,726,573)	(14,550,271)

15.4. Uncertainty over income tax treatments

The Entity has adjusted for inflation the accumulated tax losses from previous fiscal periods for the purpose of their deduction in the income tax return for the fiscal year 2023.

The position of the Entity is mainly based on the jurisprudence arising from the ruling of the Supreme Court of Justice of the Nation, Candy, dated July 3, 2009, in the arguments presented by the Attorney General of the Nation in her report regarding the Telefónica de Argentina S.A. case and another c/EN-AFIP-DGI s/DGI - complaint appeal dated June 9, 2020.

BACS Banco de Crédito y Securitización S.A. (BACS) has adjusted for inflation the accumulated tax losses for the fiscal years 2021 to 2022 for the purpose of their deduction in the income tax return for the fiscal year 2023, in accordance with Article 25 of the Income Tax Law. It is worth mentioning that, as of December 31, 2024, BACS has almost entirely absorbed the remaining tax losses, which were adjusted for inflation based on the variation of the CPI for the purpose of their computation in the income tax return for the fiscal years 2023 and 2024.

Based on the guidelines of IFRIC 23 “Uncertainty over Income Tax Treatments” and in accordance with the opinions of the Group's legal and tax advisors, Management has concluded that it is more likely than not that the Tax Authorities will accept the tax treatment and, therefore, the taxable profit (tax loss) is recognized consistently with the tax treatment used in the income tax returns.

16. OTHER NON-FINANCIAL LIABILITIES

	12/31/2024	12/31/2023
Employee benefits
Salaries and social security contributions payable	31,704,564	28,744,307
Personnel expenses	3,623,743	2,830,927
Termination benefits payable	22,405,096	1,824,244
Directors’ and Supervisory Committee members’ fees (Note 27)	9,193,929	9,075,593
Taxes payable
Other taxes payable	5,934,634	9,095,899
Tax withholdings and collections payable	7,287,293	6,672,828
Customers’ loyalty programs	570,175	103,247
Dividends payable	163,583	1,337
Miscellaneous payables	10,319,978	7,907,940
Total other non-financial liabilities	91,202,995	66,256,322

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

17. PROVISIONS AND CONTINGENCIES

Changes in provisions as of December 31, 2024 are as follows:

			Decreases
Provisions	Balances as of 12/31/2023	Increases	Reversals	Uses	Monetary gain (loss) from provisions	Balances as of 12/31/2024
Provision for lawsuits	5,286,894	2,612,286	-	(918,078)	(2,859,081)	4,122,021
Provision for ECL on unfunded commitments and financial guarantees	1,178,754	2,169,548	(1,038,725)	-	(637,454)	1,672,123
Others	62,938	4,546,408	-	(614,436)	(34,036)	3,960,874
Total	6,528,586	9,328,242	(1,038,725)	(1,532,514)	(3,530,571)	9,755,018

			Decreases
Provisions	Balances as of 12/31/2022	Increases	Reversals	Uses	Monetary gain (loss) from provisions	Balances as of 12/31/2023
Provision for lawsuits	5,940,008	7,339,491	-	(3,960,067)	(4,032,538)	5,286,894
Provision for ECL on unfunded commitments and financial guarantees	1,117,489	968,083	(148,179)	-	(758,639)	1,178,754
Others	195,994	-	-	-	(133,056)	62,938
Total	7,253,491	8,307,574	(148,179)	(3,960,067)	(4,924,233)	6,528,586

A summary of contingent liabilities arising from legal proceedings, regulatory and other matters against Group consist of Legal claims (labour) $ 1,324,414, and Other $ 87,884.

18. SHARE CAPITAL

Banco Hipotecario S.A. has a share capital of 1,500,000, fully subscribed and paid-in, represented by 1,500,000,000 ordinary shares, with a nominal value of AR$ 1 each, split into the following classes:

Class	Shares	Nominal Value	Share Capital

A	664,376,845	1	664,376.85
C	75,000,000	1	75,000.00
D	760,623,155	1	760,623.15
	1,500,000,000		1,500,000.00

●
Class A shares: Entitled to one vote per share. These shares were held by the Argentine Government as part of the privatization process and were subsequently transferred to the Trust Fund to support the Regional Infrastructure Federal Fund;

●
Class C shares: Entitled to one vote per share. These shares may not exceed 5 % of the Bank's share capital and they are freely transferable. While Class C shares exceed 3 % of the Bank's share capital, holders of Class C shares are entitled to elect one member of the Bank's Board of Directors; and

●
Class D shares: While Class A shares exceed 42 % of the Bank’s share capital. Class D shares are entitled to 3 votes per share. No individual or legal entity belonging to the same economic group may own more than five per cent (5%) of the Bank's share capital. When Class D shares exceed 25 % of the Bank's share capital, holders of Class D shares, are entitled to elect the majority of the members of the Bank's Board of Directors.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Employee Share Ownership Plan

Law No. 24855, whereby Banco Hipotecario Nacional was declared “subject to privatization” and transformed into a corporation ("sociedad anónima"), provided for the creation of the “Employee Share Ownership Plan ("PPP"). The PPP is a mechanism envisaged by Law No. 23696 to allow employees of an entity subject to privatization to acquire shares of the privatized entity.

The Bank's PPP was implemented by Executive Decree No. 2127/2012, pursuant to which the individuals included in the Bank's payroll as of September 27, 1997 became entitled to participate in the PPP, by entering into a “General Transfer Agreement” between the employee, the Government and the Trustee (Banco de la Nación Argentina). All 57,009,279 Class “B” shares were assigned to the PPP.

The payment of the shares to the Government was made by offsetting contributions to the Adjustable Supplementary Pension Fund, capitalizing the dividends from the awarded shares, and out of half the proceeds from the profit-sharing bonus.

The Bank's bylaws provided for the payment of a profit-sharing bonus in respect of profits for fiscal year 2012 through fiscal year 2022 included. The profit-sharing bonus was calculated as 0.50% of the Bank's profits for the year, determined at the date of the Annual Shareholder's Meeting at which the financial statements are approved.

On February 22, 2023, Banco de la Nación Argentina reported the settlement of the total balance of the liability with the National Government related to the aforementioned Program, as well as the removal of the pledge on 57,009,279 Class "B" Shares.

The Special Class "B" Shareholders Meeting of the PPP held on December 1, 2022 approved the necessary steps to the conversion of the 57,009,279 Class B ordinary shares, with 1 vote per share and nominal value of AR$ 1 into Class D ordinary shares, with 3 votes per share and a nominal value of AR$ 1. Banco de la Nación Argentina delivered these shares to each of the PPP beneficiaries.

Treasury shares

On November 22, 2017 (the "grant date"), the Board of Directors implemented the Employee Compensation Program, as approved at the shareholders' meetings held on April 24, 2013, April 24, 2014, and June 4, 2017.

Employees of the Bank, BACS, BHN Sociedad de Inversión S.A., BHN Vida S.A., BHN Seguros Generales S.A. and BH Valores S.A. (merged into the Bank in 2019) became entitled to a number of shares, pursuant to the program conditions at the grant date.

The benefit was calculated considering the fair value of the Bank's shares at the grant date.

If the beneficiary meets the program conditions at the termination of his/her employment relationship, then the beneficiary receives the related Class "D" shares, and the amount of these shares is reclassified from "treasury shares" to "outstanding shares," in both cases under the caption Share capital.

Dividends from deliverable shares are made available to beneficiaries as soon as the payment of such dividends is approved at the Shareholders' Meeting.

19. RESERVES

Legal reserve

According to the regulations set forth by BCRA, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve.

Voluntary reserve

BCRA establishes the general procedure for financial institutions to distribute profits without affecting their liquidity and solvency, which includes a specific methodology for calculating the distributable amount.

On the other hand, CNV requires that the Shareholders' Meeting considering the annual Financial Statements to resolve the allocation of any positive accumulated results of the Entity. Due to the abovementioned BCRA regulation, in the Shareholders’ Meeting a voluntary reserve for future distribution of earnings is constituted.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

20. RETAINED EARNINGS

Distribution of Retained earnings

On March 27, 2024, the Shareholders' Meeting approved the distribution of retained earnings as of December 31, 2023, to Legal reserve, Voluntary reserve and cash dividends. On May 3, 2024, the BCRA authorized the distribution of dividends for a nominal amount of 26,500,000 (expressed in unit current at December 31,2023, 57,707,360 in unit current at December 31, 2024). The dividends were paid in 3 consecutive monthly installments in May, June and July 2024, whose amounts were determined by applying specific BCRA guidance, resulting in an actual payment of 55,151,453 (in unit current at December 31, 2024).

Restrictions on the distribution of profits

For statutory purposes, the Bank prepares financial statements in accordance with BCRA accounting standards. Dividend distributions are determined by the Shareholders based on these statutory financial statements.

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year's profits from its statutory financial statements to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results from the statutory financial statements shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable amounts is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

On September 20, 2017, BCRA issued Communication "A" 6327, which establishes that financial entities will not be able to make profit distributions with the profit that is originated by the first application of the BCRA accounting standards based on IFRS, and must constitute a special reserve that can only be used for capitalization or to absorb eventual negative balances of the item "Retained earnings".

The Bank shall verify that, after the proposed distribution of profits there is a capital margin over risk-weighted assets, in addition to the minimum capital requirements set forth under applicable regulations, paid out of level 1 ordinary capital, net of deductible items.

In addition, the technical ratio of minimum capital requirements shall be met to distribute profits. The technical ratio shall be assessed excluding the aforementioned items from assets and unappropriated retained earnings/losses. Any existing deductible item regarding minimum capital requirements, payment and/or position shall not be computed.

As from January 2016, the BCRA provided for a capital maintenance margin in addition to the minimum capital requirement equivalent to 2.5% of risk-weighted asset. Said margin shall be fully paid in out of level 1 ordinary capital, net of deductible items. The distribution of profits shall be limited when the level and composition of the Entity's Regulatory Capital (Responsabilidad Patrimonial Computable) is within the capital maintenance margin range.

At present, financial institutions shall secure the BCRA’s previous consent to distribute profits.

Communication “A” 7427 provided that, from January 1, 2022 to December 31, 2022, financial institutions may only distribute profits for up to 20 % of the amount that would have otherwise been distributed if the rules on “Distribution of profits” had been applied. Besides, as from January 1, 2022, financial institutions that have secured the BCRA's previous consent will be required to make such distribution in 12 equal, monthly and consecutive installments.

On March 9, 2023, Communication "A" 7719 was issued, allowing from that date to December 31, 2023 the distribution of profits, with the prior authorization of the BCRA, in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have been distributed if the provisions of section 6 on "Distribution of Profits" had been applied.

Finally, on March 21, 2024, through Communication “A” 7984, allowed the distribution of up to 60% of the amount that would have corresponded to applying the provisions of section 6 of the regulations until December 31, 2024. Through Communication “A” 7997 of April 30, 2024, it was established that the distribution be made in 3 equal, monthly and consecutive installments.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

21. INTEREST INCOME

	12/31/2024	12/31/2023
Interest on cash and bank deposits	123,239	580,228
Interest on loans to the financial sector	415,622	652,392
Interest on overdraft facilities	10,402,987	10,732,943
Interest on promissory notes	21,732,606	23,713,647
Interest on mortgage loans	7,323,783	8,443,113
Interest on consumer loans	20,488,077	25,685,905
Interest on pledge loans	142,104	41,704
Interest on credit card loans	46,516,571	66,618,888
Interest on finance leases	731,371	3,783,818
Interest on other loans	22,954,751	26,616,039
Interest on government and corporate securities	13,319,058	72,280,402
Indexation clauses based on the variation of CPI	197,139,700	91,005,656
Interest on reverse repurchase transactions	665,475,002	1,023,556,294
Other	1,917	30,370
Total	1,006,766,788	1,353,741,399

22. INTEREST EXPENSE

	12/31/2024	12/31/2023
Interest on checking accounts deposits	(550,050,127)	(892,869,029)
Interest on savings account deposits	(236,454)	(387,615)
Interest on time deposits	(386,179,331)	(551,914,708)
Interest on inter-financial loans received	(198,968)	(93,840)
Interest on debt securities	(11,275,478)	(12,024,202)
Indexation clauses based on the variation of CPI	(16,749,160)	(12,612,613)
Other	(4,161,884)	(1,178,525)
Total	(968,851,402)	(1,471,080,532)

23. FEE AND COMMISSION INCOME

Fee and commission income	12/31/2024	12/31/2023
Credit card commissions	26,870,847	41,539,868
Linked to lending transactions	19,240,076	19,429,651
Linked to borrowing transactions	279,404	363,223
Other commissions	3,746,028	2,993,488
Total	50,136,355	64,326,230

24. FEE AND COMMISSION EXPENSE

Fee and commission expense	12/31/2024	12/31/2023
Linked to loans	(373,712)	(600,395)
Linked to securities	(1,679,747)	(1,716,755)
Other	(463,797)	(489,594)
Total	(2,517,256)	(2,806,744)

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

25. GAINS ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	12/31/2024	12/31/2023
Income from government securities	604,712,099	707,719,384
income from financial trusts	173,096	1,114,046
Income from other corporate securities	29,730,050	57,247,046
Loss (income) from other securities	1,809,551	(428,428)
Total	636,424,796	765,652,048

26. FOREIGN CURRENCY EXCHANGE RATE DIFFERENCES

	12/31/2024	12/31/2023
Dollar denominated net transactions	(12,300,276)	(28,119,302)
Derivative instruments	(5,289,468)	(26,900,757)
Euro denominated net transactions	163,644	1,435,480
Total	(17,426,100)	(53,584,579)

27. OTHER OPERATING INCOME

	12/31/2024	12/31/2023
Loan servicing	11,077,119	10,651,216
Commissions from borrowing transactions	3,554,549	4,385,649
Fee from fiduciary services	8,276,428	14,710,780
Penalty interest	903,164	1,087,052
Loans recovered	699,749	2,407,791
Reversal of allowances	3,761,874	1,472,660
Rentals	1,012,483	301,320
Increase in fair value of Investment property	-	1,915,458
Income from sale of property and equipment and other non-financial assets	-	2,958,317
Interest from miscellaneous receivables	1,734,102	1,866,993
Other income	1,408,660	2,437,363
Total	32,428,128	44,194,599

28. EMPLOYEE BENEFITS

	12/31/2024	12/31/2023
Salaries and social security contributions payable	(92,557,685)	(97,269,620)
Severance payments and bonuses	(63,673,446)	(47,461,814)
Personnel expenses	(8,604,209)	(6,573,422)
Total	(164,835,340)	(151,304,856)

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

29. ADMINISTRATIVE EXPENSES

	12/31/2024	12/31/2023
Fees and compensation for services	(15,574,267)	(22,514,062)
Directors’ and Supervisory Committee’s members’ fees	(7,927,366)	(7,045,738)
Advertising, promotion and research expenses	(3,044,259)	(3,587,751)
Taxes and duties	(7,272,875)	(6,745,719)
Maintenance and repairs	(5,147,310)	(4,918,316)
Electricity, gas and telephone services	(3,766,916)	(4,182,884)
Insurance	(1,095,000)	(959,770)
Representation and mobility expenses	(1,227,063)	(1,222,582)
Office supplies	(204,717)	(180,250)
Rentals	(603,537)	(368,418)
Security services	(4,115,638)	(3,796,550)
Security transport	(1,680,011)	(2,024,764)
Miscellaneous	(1,174,952)	(984,679)
Total	(52,833,911)	(58,531,483)

30. OTHER OPERATING EXPENSES

	12/31/2024	12/31/2023
Turnover tax	(58,772,882)	(76,958,819)
Loan servicing	(24,491,339)	(23,902,105)
Deposit services	(8,465,498)	(7,426,453)
Other taxes	(5,217,861)	(6,035,007)
Debit and credit card rebates	(2,851,459)	(1,639,583)
Loan rebates	(843,632)	(1,290,308)
Contribution to the deposit insurance fund	(3,298,175)	(3,145,167)
Interest on finance leases	(2,190,564)	(2,026,625)
Other provisions (1)	(22,035,637)	(14,928,837)
Donations	(495,674)	(594,547)
Impairment of Edificio del Plata	-	(22,163,600)
Reduction of fair value of Investment property	(773,401)	-
Impairment of investments in Joint ventures	(7,756,849)	-
Other expenses	(6,610,228)	(3,575,569)
Total	(143,803,199)	(163,686,620)

(1) It includes the charge for ECL on unfunded commitments and financial guaranties amounting to 2,506,267, 8,484,138 for other provisions and 11,045,232 for termination benefits payable as of December 31, 2024. As of December 31, 2023, it includes the charge for ECL on unfunded commitments and financial guaranties amounting to 1,365,000, 9,872,533 for other provisions and 3,691,304 for termination benefits payable.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

31. INSURANCE SERVICE RESULT

	12/31/2024	12/31/2023
Insurance revenue
Life	20,227,161	29,160,538
General insurance	25,385,906	29,545,857
Total insurance revenue	45,613,067	58,706,395

Insurance service expenses
Claims and benefits	(3,787,850)	(3,720,494)
Commissions	(1,447,026)	(1,752,626)
Employee benefits	(15,533,098)	(18,116,292)
Taxes	(4,893,296)	(8,240,954)
Service Fees	(1,960,980)	(1,396,091)
Depreciation and amortization	(1,183,761)	(1,006,124)
Other	(3,596,904)	(1,505,973)
Total insurance service expenses	(32,402,915)	(35,738,553)

Total insurance service result	13.210.152	22.967.842

32. RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

		Cash flows
	Balance as of 12/31/2023	Collections	Payments	Other non-cash changes (1)	Balance as of 12/31/2024
Debt securities issued	83,448,243	65,347,500	(28,215,891)	(37,803,876)	82,775,976
Loans from the BCRA and other financial institutions	5,994,442	21,027,366	(29,826,665)	5,495,425	2,690,568
Total	89,442,685	86,374,866	(58,042,556)	(32,308,451)	85,466,544
(1) Including loss on net monetary position, interest and foreign currency difference (loss of 7,325,932).

		Cash flows
	Balance as of 12/31/2022	Collections	Payments	Other non-cash changes (1)	Balance as of 12/31/2023
Debt securities issued	97,659,383	-	(24,989,317)	10,778,177	83,448,243
Loans from the BCRA and other financial institutions	2,001,298	7,456,773	(9,488,867)	6,025,238	5,994,442
Total	99,660,681	7,456,773	(34,478,184)	16,803,415	89,442,685
(1) Including loss on net monetary position, interest and foreign currency difference (loss of 32,962,023).

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

33. OPERATING SEGMENTS

The Group determines operating segments, based on management reports used to monitor performance and allocate resources by the Board of Directors and key management personnel, and updates such segments as they change.

The Group considers its business is comprised of its product and service offering; thus, it identifies operating segments as follows:

(a) Finance: It involves the placement of the Group’s liquidity according to the other segments needs and it include transactions with financial sector customers, investment activities, derivative instruments and funding transactions.
(b) Wholesale Banking: This segment includes corporate banking, financial advisory services, asset management and loans to large customers.
(c) Retail Banking: It includes loans granted and other credit products, such as deposit taking from individuals. It also includes insurance operations.

The column “Other” includes balances of assets, liabilities and income/loss not allocated to the operating segments mentioned above.

The column “Adjustments” includes consolidation adjustments corresponding to transactions among Group members not including third parties and the non-controlling interest.

The results of operations of the Group's several operating segments are monitored separately to make decisions on resource allocation and on the evaluation of each segment's performance. The performance of each operating segment is reviewed on the basis of operating income or loss and is measured consistently with the operating income and loss reported in the consolidated statement of income.

When a transaction occurs, transfer prices among operating segments are set on an arm's length basis similarly to transactions carried out with third parties. Income, expenses and income (losses) resulting from transfers among operating segments are then eliminated on consolidation.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The relevant segment reporting at the indicated dates is as follows:

	12/31/2024
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA (1)	BACS (2)
Total assets	1,825,628,659	436,255,723	69,969,401	187,616,488	184,001,852	233,224,083	(71,550,180)	2,865,146,026
Total liabilities	(1,125,749,791)	(524,426,398)	(18,533,030)	(403,486,737)	(157,661,388)	(157,197,443)	12,432,975	(2,374,621,812)

	12/31/2023
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Total assets	2,364,776,019	381,913,384	81,499,351	128,568,192	328,913,881	110,204,112	(99,999,068)	3,295,875,871
Total liabilities	(1,778,597,752)	(410,907,579)	(18,273,051)	(204,917,773)	(308,102,322)	(137,614,238)	30,478,358	(2,827,934,357)

(1) BHSA: Banco Hipotecario S.A.
(2) BACS: BACS Banco de crédito y securitización S.A.

	12/31/2024
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Net interest income/(expense)	(24,438,017)	56,310,234	11,451,421	(6,542,197)	14,424,548	(3,701,402)	1,806,636	49,311,223
Net commission income/(expense)	(1,944,138)	49,221,310	..	4,994,113	1,313	-	(4,653,499)	47,619,099
Insurance service result	-	-	13,210,152	-	-	-	-	13,210,152
Net income/(expense) from measurement of financial instruments at fair value through profit or loss	567,945,477	20,747,992	7,768,863	14,551,735	27,172,854	-	(1,762,125)	636,424,796
Net income/(expense) from measurement of financial instruments at fair value through profit or loss for insurance	-	-	10,880,178	-	-	-	-	10,880,178
Foreign currency exchange rate difference	(12,233,937)	-	5,161	-	270,721	-	(5,468,045)	(17,426,100)
Foreign currency exchange rate difference insurance	-	-	2,282,554	-	-	-	-	2,282,554
Other operating income/(loss)	335,650	20,119,944	199,780	1,269,067	10,490,687	740,528	(727,528)	32,428,128
Total net operating income/(loss)	529,665,035	146,399,480	45,798,109	14,272,718	52,360,123	(2,960,874)	(10,804,561)	774,730,030
Other operating expense	(43,354,610)	(48,374,376)	(31,729)	(4,070,307)	(11,772,614)	(36,234,247)	34,684	(143,803,199)
Impairment of financial assets	-	(11,291,442)	-	(19,871,958)	(660,076)	-	-	(31,823,476)
Income/(loss) by segment	486,310,425	86,733,662	45,766,380	(9,669,547)	39,927,433	(39,195,121)	(10,769,877)	599,103,355
Employee benefits								(164,835,340)
Administrative expenses								(52,833,911)
Depreciation and impairment of non-financial assets								(8,354,357)
Loss on net monetary position								(202,761,248)
Loss on net monetary position for insurance								(35,557,203)
Income tax expense								(54,726,573)
Net income attributable to non-controlling interests								(5,983,681)
Net income attributable to holders of the ordinary shares of the Bank								74,051,042

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2023
	Finance	Retail Banking		Wholesale Banking		Other	Adjustments	Consolidated
		Retail Banking	Insurance	BHSA	BACS
Net interest income/(expense)	(43,071,211)	(52,877,253)	41,020,782	(31,757,979)	15,195,097	(5,856,542)	1,243,796	(76,103,310)
Net commission income/(expense)	(2,318,024)	65,545,160	-	3,703,478	102	-	(5,411,230)	61,519,486
Insurance service result	-	-	22,967,842					22,967,842
Net income from measurement of financial instruments at fair value through profit or loss	606,292,370	67,628,337	3,650,098	61,539,966	27,515,066	-	(973,789)	765,652,048
Net income from measurement of financial instruments at fair value through profit or loss for insurance	-	-	28,733,664	-	-	-	-	28,733,664
Losses on derecognition of financial assets at amortized cost	(16,911,203)	-	(566,946)	-	21,907	-	-	(17,456,242)
Foreign currency exchange rate difference	(79,387,928)	-	7,965	-	7,128,721	-	18,666,663	(53,584,579)
Foreign currency exchange rate difference for insurance	-	-	11,063,148					11,063,148
Other operating income/(loss)	4,117,793	23,638,050	203,970	116,001	9,478,397	7,152,808	(512,420)	44,194,599
Total net operating income/(loss)	468,721,797	103,934,294	107,080,523	33,601,466	59,339,290	1,296,266	13,013,020	786,986,656
Other operating expense	(49,866,244)	(49,078,306)	-	(4,637,830)	(19,411,317)	(40,716,913)	23,990	(163,686,620)
Impairment of financial assets	-	(7,988,788)	-	(2,566,649)	(143,397)	-	-	(10,698,834)
Income/(loss) by segment	418,855,553	46,867,200	107,080,523	26,396,987	39,784,576	(39,420,647)	13,037,010	612,601,202
Employee benefits								(151,304,856)
Administrative expenses								(58,531,483)
Depreciation and impairment of assets								(9,252,713)
Loss on net monetary position								(191,519,179)
Loss on net monetary position for insurance								(72,648,551)
Income tax expense								(14,550,271)
Net income attributable to non-controlling interests								(2,206,301)
Net income attributable to holders of ordinary shares of the Bank								112,587,848

The operating income (loss) from the Group’s operating segments is monitored separately to decide how to allocate resources and assess each segment’s individual performance. The performance of such operating segments is assessed on the basis of the operating income or losses and is measured consistently with the operating income and losses reported in the consolidated statement of income. However, employee benefits, administrative expenses, gains (losses) on net monetary position, and income tax are managed on a consolidated basis. Therefore, these items have not been allocated to operating segments.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Information on geographic areas

The Group's operations are entirely conducted in Argentina.

34. OFF-BALANCE SHEET ACCOUNTS

Off-balance sheet accounts	12/31/2024	12/31/2023
Unused credit card balances	650,739,440	298,912,325
Agreed loans	23,985,855	39,013,100
Guarantees granted	8,897,267	9,870,272

35. SUBSIDIARIES

Below is the information on the Bank's subsidiaries, all of which are registered in Argentina:

	Line of business	Ownership interest
		12/31/2024	12/31/2023
Corporation

BACS Banco de Crédito y Securitización S.A.	Banking	62.28%	62.28%
BHN Sociedad de Inversión S.A.	Holding	99.99%	99.99%
BHN Vida S.A.	Insurance	99.99%	99.99%
BHN Seguros Generales	Insurance	99.99%	99.99%
BACS Administradora de activos S.A.S.G.F.C.I.	Asset management	85.00%	85.00%

Structured entity
CHA Financial Trust – Series IX to XIV	Financial trust	100%	100%
Toronto Trust Gestion - Mutual Fund	Mutual fund	100%	100%
Toronto Trust Argentina 2021	Mutual fund	23.97%(1)	37.46%

BACS Banco de Crédito y Securitización S.A. is an investment bank engaged in designing financial solutions for businesses, including securitizations and credit portfolio management.

BHN Sociedad de Inversión S.A.is the holding entity of BHN Vida S.A. and BHN Seguros Generales S.A.

BHN Vida S.A. is an insurance company providing group life, casualty and health insurances.

BHN Seguros Generales S.A. is an insurance company providing a wide range of insurance: property, auto, surety, etc.

BACS Administradora de Activos S.A.S.G.F.C.I. is mutual fund manager.

(1)	The Group has concluded that it has control over this fund since the other investors are highly dispersed.

36. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Directors’ Fees

Director’s compensation is composed by fees and/or remuneration both fixed and variable based to individual performance and the Group’s results of operations.

Director’s fees are limited by the Bank's by-laws to five per cent (5%) of Net income for the year when no there is no cash dividends, and increased on a proportional basis to cash dividends, if available, until reaching fifteen per cent (15%) of Net income.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Key Management Personnel

Key Management personnel is comprised by the Board of Director of the General Manager and Senior Management (eleven Area Managers which designated and removed by the Board of Directors and perform their duties following policies and instructions of the Board).

Key Management Personnel remuneration (apart from Director’s fees) is comprised by fixed amount determined by reference to their background, skills and experience, and a variable bonus tied to individual performance and the Group’s results of operations.

Balances and transactions

Below is a detail of balances and transactions with related parties as of December 31, 2024:

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets(Note 12.3)	Other non-financial liabilities
IRSA (1)	202,827	74,584	469,292	1,333,768	88,172	-	-
Zang Bergel & Viñes (2)	-	-	-	-	-	-	52,476
Key management personnel	-	-	-	-	-	1,896,593	9,193,929
Total	202,827	74,584	469,292	1,333,768	88,172	1.896.593	9.246.405

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (1)	310,539	-	-
Zang, Bergel & Viñes (2)	-	-	16,026
Key personnel	-	15,152,070	12,917,890
Total	310,539	15,152,070	12,933,916

Below is a detail of the balances and transactions with related parties as of December 31, 2023:

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets (Note 12.3)	Other financial liabilities
IRSA (1)	1,425,021	97,634	945,294	331,602	67,757	-	-
Zang Bergel & Viñes (2)	-	-	-	-	-	-	64,848
Key management personnel	-	-	-	-	-	1,247,798	9,075,593
Total	1,425,021	97,634	945,294	331,602	67,757	1,247,798	9,140,441

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (1)	2,188,440	-	-
Zang Bergel & Viñes (2)	-	-	60,251
Key management personnel	-	8,273,803	14,660,662
Total	2,188,440	8,273,803	14,720,913

(1)
IRSA Inversiones y Representaciones S.A. (IRSA) and its subsidiaries own 29.22% of share capital as of December 31, 2024 (29.92% at 2023) which entitles them to 43.52% of votes as of December 31, 2024 (46.56% at 2023).

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

(2)	Zang, Bergel & Viñes is a law firm that provides legal advisory to the Group. Mr. Saúl Zang, a partner of such firm is a member of the Board of Directors of the Group’s subsidiaries.

37. FINANCIAL RISK FACTORS

Comprehensive Risk Management

The Bank relies on a comprehensive process to manage risks that includes identifying, assessing, tracking, controlling and mitigating all significant risks.

The comprehensive process for managing risks is geared towards having the Board of Directors and Senior Management involved in the management of all significant risks and having them oversee such management and understand the nature and level of risk taken on by the entity and how such risk relates to capital adequacy. In addition, it is in line with the best practices in risk management and, in particular, with the BCRA's guidelines for financial institutions' risk management.

To make sure that its significant risks are properly managed, the Bank relies on a management framework and on management mechanisms appropriate to its size, complexity, economic weight and risk profile.

a) Credit Risk:

Credit Risk Management - Retail Banking

Retail Banking credit risk management is based on the Bank's annual planning process. As a result of such process, the Bank sets business goals, that is, the volume of loans to be granted during the year through each Retail Banking lending product (mortgage and consumer loans and credit cards). The risk management strategy implies that credit risk management is intended to define and establish the guiding principles of the Bank's loan origination, servicing and follow-up activities in order to prevent, detect and mitigate those risks in due time. It encompasses defining the profile of customers to whom the Bank is willing to lend, as well as identifying the target market, quality standards and expected profitability, and the overall characteristics the Bank seeks to achieve in its credit portfolio. The establishment of risk limits is conceived as a dynamic process leading to the determination of the Bank's risk appetite. Given the fact that the credit strategy should provide continuity and should take into account circumstantial aspects and their resulting changes in the overall credit portfolio composition and quality, through its credit policies and procedures, the Bank defines detailed aspects to execute its credit risk strategy, such as origination criteria (including terms and conditions), credit powers and authority, product types, origination channels, underlying collateral, and the organization's structure, In line with its business goals and considering the aforementioned forecasts, the Bank sets a credit risk appetite; in other words, tolerance limits or levels based on indicators such as the non-performing portfolio ratio and the annual loss rate (write-off). Through this planning process, which includes a definition session with the involvement of senior management and another session to present the plan to the Board, the Bank develops a Business Plan and Risk Strategy, both documents that embody the aforementioned goals and limits for the Board's approval.

Credit Risk Management refers to the function and procedure to identify, measure, mitigate and monitor credit risk, taking into consideration the entire business cycle, from the definition of the target market and the origination of a financing arrangement, up to the customer retention and loan recovery or write-off upon a default. Within this framework, the granting of new loans is guided by Credit Policies and Scoring Models. The policies, which establish credit eligibility requirements and line allocation criteria, are set out by the Retail Credit Risk Department, reporting to the Planning and Control Area, and are approved by the Risk Management Committee and the Board of Directors on an annual basis. The models are subject to the validation process, established in the Scoring Model Validation Policy approved by the Board. Such policy sets out the responsibilities and criteria to be applied in validating models, oriented at maintaining a standard in their predictive capacity, as well as their frequency, following the industry best practices.

Loans are granted on the basis of a Decision Engine in which the scoring models and most conditions set out in credit policies are arranged. This ensures the accurate application of the established policies in general and, in turn, enables further assessment of the applications in accordance with the analysts’ judgment, whether to reject or approve them by exception. There is a limit for exceptions, which is set out in the Credit Policy and reviewed on an annual basis.

In order to identify, measure and monitor compliance with credit risk policies, the Bank has developed certain key indicators associated with the main risks identified. These indicators allow the Bank to monitor the composition, concentration and quality of several credit portfolios, broken down by business sectors, segments, origination channels, products, etc. This information is documented in several reports, which analyze several aspects, such as financing level, arrears ratios, roll rates, vintage, benchmarking, portfolio impairment, non-performing loans, provisions under IFRS 9, and exposure to pre-established risk thresholds. The main indicators are part of the Risk Dashboard.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Both portfolio maintenance, which is mainly related to credit cards, and arrears management are governed by the aforementioned Credit Policies and Scoring Models. Regarding card portfolio maintenance, the policy mainly sets out the guidelines to manage credit facilities and access to product attributes, including, for instance, cash advances. Regarding arrears management, the policies govern the commencement of several recovery stages –early arrears, advanced arrears, and court proceedings – and recovery means, settlement options (debt restructuring, reductions, etc.), and risk control or recovery actions (restraint, disqualification, account closing, etc.) enabled for each stage. Both processes are monitored by the Area Manager through reports prepared by several divisions.

For purposes of credit risk management itself, that is, for unexpected losses, the Bank relies on stress tests to monitor changes in the portfolio vis-a-vis different adverse forward-looking scenarios designed, at least, at two years. Stress testing results determine the decisions to be made concerning adjustments to risk mitigating policies, while they are also useful to assess capital adequacy and allowance coverage. On the other hand, PDs and LGDs are used to calculate economic capital, and are estimated for both businesses and individuals, based on historical information. In estimating LGDs, the Bank takes into account all recoveries after a default, both in respect of the active portfolio and off-balance sheet accounts.

Credit Risk Management – Wholesale Banking

Effective credit risk management requires a suitable credit risk culture; therefore, the risk policies and risk management strategy in place are key elements to build such a culture, oriented at managing and mapping credit risk to the other risks on a comprehensive basis.

Wholesale Banking credit risk management is based on the Bank's annual planning process. During such process, the Bank designs the plan and business strategy for each Wholesale Banking segment (Corporate, SMEs, Real Estate Projects, Financial Institutions, Public Sector, and Intermediaries), establishing, in general terms, the desired growth levels and positioning, degree of sectoral assistance, concentration levels, product mix to be boosted, and credit quality level to be maintained in respect of expected profitability, among other things. Credit portfolio concentration, as a potential source of losses, is regarded in credit manuals as a special point for attention. Credit concentration takes place when the Bank is too exposed to a substantial number of similar risks, such as a single borrower, a group of related borrowers, an industrial or business sector, a geographic region, a certain credit facility or a given risk-mitigating factor.

Risk appetite is also defined for each segment, and tolerance limits or levels are established and constantly monitored in order to anticipate any undesired departure. Such limits result in indicators, such as, 12-month likelihood of default, concentration level by borrower within the portfolio, and concentration level by business sector within the portfolio.

The outcome of such planning, which involves the Bank's Senior Management and Directors, is embodied in the Business Plan and Risk Strategy final document, in which each of the aforementioned items is exposed in detail and is submitted to the Board for approval.

Within this framework, credit decisions involving new lending, renewals, or portfolio follow-up are made following the guidelines set out in the comprehensive risk management policy as well as in the respective credit manuals developed for each business segment. Such policies are established by Wholesale Banking Credit Risk and approved by the Risk Management Committee and the Board on an annual basis. The Bank also has a documented mechanism in place to set prices/rates based on risk; in other words, the risk-reward relationship is always at the core of every lending decision.

The Bank has a risk rating system specific to Wholesale Banking, which seeks to support key credit risk parametric estimates to measure credit risk, through a credit analysis performed by an analyst specialized in the industry or sector at issue, according to the business segment and risk associated with the transaction. This rating system ensures transparency and consistency in terms of lending decisions which, together with the policies and manuals in place, lead to set the loan granting minimum standards based on credit ratings. Credit risk rating methodologies and parameters are reviewed and validated, at least, on an annual basis.

Ratings are also subject to permanent changes as a result of perceived changes in the borrower's risk arising from updated information, with each change in ratings being submitted to an Internal Review Commission comprised of subject-matter specialists.

The Wholesale Banking Credit Risk area is in charge of performing an independent analysis of any application that involves credit risk. All applications for commercial loans are reviewed and assessed on the basis of their respective exposure, in order to guarantee an appropriate assessment, correct approval, and ongoing monitoring and active management of risks.

The starting point of this review process is an assessment of the borrower's or counterparty's credit risk, where key factors are assessed, including borrower's management, historical and projected financial position, industry, trends, etc.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

As a result of such assessment, a specific credit rating is assigned, with an associated likelihood of default. In addition, the transaction is analyzed with special focus on collateral, maturity, and general arrangement.

The Wholesale Banking Credit Risk area renders an opinion, which is submitted to the Credit Committee. Executive Committee or the Board of Directors for approval, depending on the amount involved in the transaction, as set forth in the respective credit manuals.

The Bank monitors the portfolio at the individual borrower level, on an ongoing basis and within the minimum terms set forth in the credit manuals, and assesses credit aspects, in addition to the customer's behavior with the Bank, payment history, use of checking account, etc. Regarding arrears management, the policies govern the commencement of several recovery stages – early arrears, advanced arrears, and court proceedings – and establish the recovery means, settlement options (debt restructuring, reductions, further collateral, etc.), and risk control or recovery actions enabled for each stage.

The Bank develops indicators and reports on them on an ongoing basis to monitor the performance of several business segments. The main indicators in this regard are part of the Risk Dashboard. In addition, the Bank develops several monthly and quarterly reports covering all risks associated with the portfolio on the basis of and in accordance with the business segment specificity.

The Bank has also developed methodologies for the periodical performance of stress tests and Economic Capital calculation. In connection with the stress tests aimed at measuring the impact of Wholesale Banking portfolio credit risk in the face of several potential values the defined risk factors may take, a rigorous and detailed analysis at the level of each individual customer is performed; in other words, the potential impact the borrower or counterparty may have is measured and then reviewed at an aggregate level. Individual stress tests have also been designed to reinforce the methodology and simulate ad hoc scenarios. Such stress tests have defined contingency plans, which are triggered according to the size of the projected event.

Below is a detail of the credit quality of the Group's financial assets:

Impairment of financial instruments

See Notes 8.3 and 9.

Loans written-off

Loans written-off during the period ended December 31, 2024 and 2023 amounted to AR$ 64,916,034 and AR$118,280,562, respectively.

b) Market risk

The Bank monitors market risk, which is defined as the risk of sustaining potential losses in both balance sheet and off-balance sheet positions as a result of adverse fluctuations in the market price for listed financial assets subject to trading, including, for instance, government and corporate debt securities, shares, currencies, derivative products, and debt instruments issued by the BCRA.

Market risk is comprised of: 1) risks inherent to equity and debt securities and other financial instruments (price risk), and 2) currency mismatch risk both within balance sheet and off-balance sheet positions (exchange rate risk). Market risk includes risks associated with both “linear” and “non-linear” instruments (derivatives).

As required by the rules issued by the BCRA, a Trading Portfolio has been defined for market risk monitoring. A Trading Portfolio is defined as a portfolio comprising positions in financial instruments held for trading in the short term, in order to make a profit from price fluctuations.

The portfolio is managed according to the following strategic guidelines:

● Analysis of several macroeconomic and market variables, with its ensuing impact on prices for financial assets.

● Weighing of several classes of assets, optimization of the portfolio risk-return profile, taking into account several classes of assets and the interrelation among them.

● Analysis of the assets which, in the entity's view, are under or overvalued within each group and the potential for arbitrage within each of them.

● Compliance with both internal and external liquidity requirements.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The trading book should be measured at fair market value for purposes of the capital requirement calculation. If the Bank has instruments within its portfolio with no market quotation, whether by reason of unavailability of a closing price or due to the fact that such price is not representative as a result of an illiquid position, it will estimate the fair value of the quotation.

“Fair values” are estimated by applying a calculation method, assumptions and parameters proposed by the Market Risk area, based on customary market practices, and are periodically agreed upon and reviewed by the Area Manager. The quotation will be estimated by discounting expected future cash flows at a representative market rate for such instrument, except for shares, in which case a comparable valuation method will be applied. The Internal Audit area, in compliance with the BCRA's rules, periodically reviews the fairness of the criteria used in the estimate and the calculation.

The methodology employed by the Bank in quantifying market risk is based on the “Value at Risk” (VaR), that is, an estimate of maximum probable losses in a given horizon, with an associated likelihood of no less than 99%. For positions with associated price risk, the Bank has set a minimum time horizon or holding period of ten sessions. Monitoring takes place on a daily basis through an internally developed system. The Bank has established “VaR” limits which are observed for exposures to each of the aforementioned risks. There are also exposure limits per type of instrument, namely: debt securities from the non-financial public sector, local private debt securities, local private trust securities, local equity, currencies and gold, such limits are annually reviewed by the Finance Committee as part of the preparation of the new Business Plan and the related Risk Strategy. In order to verify the robustness of the models employed in estimating price risk, the Bank periodically conducts retrospective tests or “backtesting”. The Bank also conducts individual stress tests in order to estimate potential extreme losses not likely to be captured by parametric models.

The tables below show the Group's exposure to market risk as measured by the trading book VaR at year-end:

	Market Risk in the Trading Book
	Balances as of 12/31/2024					Balances as of 12/31/2023
	BH	BACS	BHSA and BHNI	Consolidated (Diversified)	Diversification effect	BH	BACS	BHSA and BHNI	Consolidated (Diversified)	Diversification effect
Market Value	1,351,565,233	24,389,065	18,293,841	1,394,248,139		96,648,736	1,359,932	11,425,539	109,434,207
VaR (99%)	56,500,573	1,135,820	843,886	58,082,768	397,511	31,776,444	433,103	2,845,838	30,351,920	4,703,465
Risk / Net Worth	14.60%	4.62%	2.09%	13.02%	0.03%	20.29%	5.37%	11.42%	16.55%	7.32%

The estimates of Value at Risk (price and foreign exchange risks) also help to determine the economic capital to be set aside for market risk.

Regarding market risk, the Finance and Risk Management Committees discuss and decide upon the main strategies to be followed in managing the security portfolio, the structural gap in foreign currency, and hedging alternatives; they are also in charge of defining the tolerance level to be assumed by the Bank. The Market and Operational Risk Area is responsible for identifying, measuring, controlling and monitoring price and foreign exchange risks.

The tables below show the Group's exposure to foreign exchange risk at year-end by type of currency:

	Balances as of 12/31/2024				Balances as of 12/31/2023
	Financial assets	Financial liabilities	Derivative instruments	Net Position	Financial assets	Financial liabilities	Derivative instruments	Net Position
Dollar	327,075,199	(291,149,150)	(3,092,245)	32,833,804	346,404,267	(321,102,031)	(13,363,649)	11,938,587
Euro	798,445	(4,962)	-	793,483	1,516,149	(8,491)	-	1,507,658
Total	327,873,644	(291,154,112)	(3,092,245)	33,627,287	347,920,416	(321,110,522)	(13,363,649)	13,446,245

Derivative instruments are measured at the fair value of the respective currency at year-end.

The table above only includes Monetary Assets and Liabilities since investments in non-monetary instruments do not give rise to market risk exposure.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The following is a sensitivity analysis of income (loss) and equity to reasonable changes in the preceding exchange rates relative to the Bank's functional currency, considering an instant variation in exposure at year-end:

Currency	Variation	12/31/2024		12/31/2023
		Income (loss)	Equity	Income (loss)	Equity

Dollar	40%	13,133,522	13,133,522	4,775,434	4,775,434
	-40%	(13,133,522)	(13,133,522)	(4,775,434)	(4,775,434)
Euro	40%	317,393	317,393	603,064	603,064
	-40%	(317,393)	(317,393)	(603,064)	(603,064)

c) Interest rate risk:

The Bank makes a periodic follow up of the interest rate risk, both in relation to the effects of variations in the interest rate on net financial income as well as on the Bank’s economic value, that is, on the current value of its assets and liabilities.

As it relates to the interest rate risk management, the Bank monitors the amounts and contractual conditions of each new origination as well as the current portfolio (stock of loans, deposits, swaps, hedges, and securities, among others) to prevent potential departures from the defined risk appetite. The Bank also conducts an ongoing analysis of several hedging alternatives in order to reduce interest rate gaps.

The Office of the Market and Operational Risk Manager is the area entrusted with the duties of identifying, measuring, controlling and monitoring interest rate risk. The Finance Committee and the Risk Management Committee are also involved in risk management, with their respective responsibilities.

Interest rate risk is quantified through two statistical approaches: “Net Interest Income at Risk” and “Economic Value at Risk”. The first of these two approaches assesses potential departures in interest income as a result of changes in interest rates, while the second approach assesses the potential impairment of the portfolio present value, as a consequence of potential fluctuations in the term structure of interest rates. Both approaches also include “baseline risk,” which arises from the imperfect correlation in lending and borrowing rate adjustments for instruments with similar revaluation features.

In addition to the two approaches mentioned above, the Bank also conducts a gap analysis (interval and cumulative gap) both in Pesos and US dollars in order to quantify interest rate risk exposure on several future dates, and under several sensitivity analyses and stress tests. In addition, as a sensitivity measure, the impacts on the expected results and on the expected current results of the portfolio in the event of changes of +/- 100 basis points in interest rates are evaluated.

The Interest Rate Risk Report is prepared on a monthly basis. Such report includes a description of the risk levels assumed by the Bank under both approaches, term gaps (gap analysis), base risk (due to foreign exchange hedge with futures), individual stress analysis and relevant events of the month.

Each measure has an associated limit, which is reviewed on an annual basis as part of the preparation of the new Business Plan and its related Risk Strategy.

The following is a summary of the Group’s interest rate gap position on non-trading portfolios. The interest rate repricing gap table analyses the full-term structure of interest rate mismatches within the Group’s statement of financial position on either (i) the next repricing date or the maturity date if floating rate or (ii) the maturity date if fixed rate.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

31 December 2024	Carrying amount	Less than 1 month and floating rate	1-3 months	3-6 months	6-12 months	12-24 months	More than 2 years
Reverse repurchase transactions	15,245,679	15,245,679	-	-	-	-	-
Loans and other finacing	686,679,809	153,221,655	74,266,671	53,987,399	75,041,194	65,499,213	264,663,677
Investment securities	207,401,376	200,298	14,044,043	1,180,860	181,125,419	3,490,438	7,360,317
	909,326,864	168,667,632	88,310,714	55,168,259	256,166,613	68,989,651	272,023,995

Deposits	(1,758,985,403)	(1,574,431,455)	(55,566,556)	(74,136,631)	(15,219,160)	(20,708,234)	(18,923,368)
Debt securities issued	(82,775,976)	-	(7,723,567)	-	(58,876,025)	(16,176,384)	-
Repurchase Transactions	(155,090,490)	(155,090,490)	-	-	-	-	-
	(1,996,851,869)	(1,729,521,945)	(63,290,123)	(74,136,631)	(74,095,184)	(36,884,618)	(18,923,368)
	(1,087,525,005)	(1,560,854,313)	25,020,591	(18,968,372)	182,071,429	32,105,033	253,100,627

31 December 2023	Carrying amount	Less than 1 month and floating rate	1-3 months	3-6 months	6-12 months	12-24 months	More than 2 years
Reverse repurchase transactions	2.069.045.156	2.069.045.156	-	-	-	-	-
Loans and other finacing	310.324.173	76,761,172	38,446,632	20,565,273	22,175,944	17,121,373	135,253,779
Investment securities	72.360.674	-	159,341	1,268,099	1,825,399	10,794,594	58,313,241
	2.451.730.003	2,145,806,328	38,605,973	21,833,372	24,001,343	27,915,967	193,567,020

Deposits	(2,460,911,116)	(2,396,105,967)	(18,123,269)	(772,323)	(153,584)	(31,218)	(45,724,755)
Debt securities issued	(83,448,243)	-	-	(58,114,904)	(12,666,669)	(12,666,670)	-
	(2,544,359,359)	(2,396,105,967)	(18,123,269)	(58,887,227)	(12,820,253)	(12,697,888)	(45,724,755)
	(92,629,356)	(250,299,639)	20,482,704	(37,053,855)	11,181,090	15,218,079	147,842,265

d) Liquidity risk

Funding liquidity risk is defined as the likelihood that the Group may not be able to efficiently fulfill its current or future expected and unexpected cash flows, with margin call/execution, without interfering with its day-to-day operations or financial position.

On the other hand, market liquidity risk is defined as the likelihood that an entity may not be able to offset or sell a market position due to:

● The fact that the volume of the assets comprising such position in the secondary market is not sufficient;

● The occurrence of disruptive events in the market hindering the normal performance of operations and/or its performance at reasonable prices.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The preceding definitions refer to liquidity risk in local currency, as well as to the risk related to positions in other currencies, including, but not limited to, foreign exchange mismatches. To such end, structural mismatch is defined as the difference between the commitments for securities issued in and/or adjusted for foreign currency and the assets denominated in and/or adjusted for the same currency. It also includes the risks stemming from positions which, due to regulatory issues, are not accounted for in the financial statements, as it is the case of certain derivative instruments.

Liquidity management refers not only to liquidity risk in local currency but also to liquidity risk related to positions in other currencies, including, but not limited to, currency mismatches.

Liquidity risk management is defined as such actions planned for and/or carried out in order to maintain liquidity risk within the scope of the Board's definition. Such actions stem from the Finance Area's intrinsic mission of efficiently managing the liquid and financial resources.

In order for control over liquidity risk to be effective, the Bank has established a scheme of limits and early warnings to keep the Finance Committee abreast of potential increases in risks and/or unexpected changes in the tolerance level. Once a certain risk threshold has been reached, the Finance Committee is expected to assess the actions to be taken.

Similarly, the Bank monitors compliance with the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) minimum requirements; in both cases, keeping the Finance Committee and the Director in charge of monitoring liquidity inform of changes in such ratios.

The Finance Committee establishes the liquidity risk aversion level to be assumed by the Bank, and the Finance Area manages the currency liquidity mismatch risk following the guidelines set out by the Finance Committee and the Director in charge of liquidity.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Maturity analysis for financial liabilities as of December 31, 2024.

	Remaining terms to maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits
Non-financial public sector	165,564,096	2,304,883	-	21,082,071	-	1,076,126	190,027,176
Financial sector	165	-	-	-	-	-	165
Non-financial private sector and foreign residents	1,353,832,528	543,131,402	131,900,140	5,945,259	129,367	194,786	2,035,133,482
Liabilities at fair value through profit or loss	27,867,232	-	-	-	445,900	-	28,313,132
Derivates Instruments	-	-	-	-	-	40,016	40,016
Repurchase transactions	155,090,490	-	-	-	-	-	155,090,490
Other financial liabilities	151,078,846	976,173	1,240,711	2,511,174	4,220,552	230,243	160,257,699
Loans from the BCRA and other financial institutions	3,883,669	428,688	1,638,994	-	-	-	5,951,351
Debt securities issued	-	3,468,244	788,571	86,482,590	-	-	90,739,405
TOTAL	1,857,317,026	550,309,390	135,568,416	116,021,094	4,795,819	1,541,171	2,665,552,916

Maturity analysis for financial liabilities as of December 31, 2023.

	Remaining terms to maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits
Non-financial public sector	73,468,772	8,932,614	-	-	-	1,601,266	84,002,652
Financial sector	1,209	-	-	-	-	-	1,209
Non-financial private sector and foreign residents	2,278,043,843	121,111,813	2,943,946	1,688,043	161,374	134,197	2,404,083,216
Liabilities at fair value through profit or loss	59,695,715	-	-	-	472,473	-	60,168,188
Other financial liabilities	81,730,642	1,400,486	2,117,903	4,609,076	9,663,409	16,972,948	116,494,464
Loans from the BCRA and other financial institutions	1,855,257	941,793	3,973,417	-	-	-	6,770,467
Negotiable obligations issued	-	-	30,767,152	30,272,781	30,272,781	-	91,312,714
TOTAL	2,494,795,438	132,386,706	39,802,418	36,569,900	40,570,037	18,708,411	2,762,832,910

The next table shows the sensitivity of the income statement and net worth to the interest rate, before income taxes and under a ceteris paribus assumption.

The sensitivity of the income statement is measured as the effect of changes in the interest rate on the net interest income for one year, before considering income taxes, and on the basis of the financial assets and liabilities as measured at December 31, 2024 and 2023.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

The sensitivity of the Group’s net worth is measured as the effect of changes in the interest rate on the present value of financial assets and liabilities as measured at December 31, 2024 and 2023, and before considering income taxes.

	Measured at December 31, 2024
Currency	Change (in basis points)		Net Worth Sensitivity (2)		Income Statement Sensitivity
Foreign Currency (1)	+/-	50	+/-	4,716	+/-	10,238
Foreign Currency (1)	+/-	75	+/-	7,075	+/-	15,357
Foreign Currency (1)	+/-	100	+/-	9,433	+/-	20,476
Foreign Currency(1)	+/-	150	+/-	14,150	+/-	30,715
Local Currency	+/-	50	+/-	1,645,220	+/-	353,300
Local Currency	+/-	75	+/-	2,467,831	+/-	529,951
Local Currency	+/-	100	+/-	3,290,441	+/-	706,601
Local Currency	+/-	150	+/-	4,935,662	+/-	1,059,902

(1) Both calculations were done on the basis of the Group’s own transference rates.
(2) Net Worth losses in local currency are associated with a rise in interest rates, while for foreign currency losses are associated with lower interest rates.

	Measured at December 31, 2023
Currency	Change (in basis points)		Net Worth Sensitivity (2)		Income Statement Sensitivity
Foreign Currency (1)	+/-	50	+/-	16,876	+/-	8,946
Foreign Currency (1)	+/-	75	+/-	25,315	+/-	13,420
Foreign Currency (1)	+/-	100	+/-	33,753	+/-	17,893
Foreign Currency(1)	+/-	150	+/-	50,630	+/-	26,840
Local Currency	+/-	50	+/-	74,141	+/-	96,784
Local Currency	+/-	75	+/-	111,212	+/-	145,176
Local Currency	+/-	100	+/-	148,283	+/-	193,568
Local Currency	+/-	150	+/-	222,424	+/-	290,352

(1) Both calculations were done on the basis of the Group’s own transference rates.
(2) Net Worth losses in local currency are associated with a rise in interest rates, while for foreign currency losses are associated with lower interest rates.

LIMITS, EARLY WARNINGS AND MONITORING VARIABLES

High liquidity and minimum liquidity requirement
In order to maintain a risk level in line with the tolerance threshold approved by the Board of Directors, the Bank has set minimum limits (“Minimum Liquidity Requirement”) for the liquid and/or readily realizable position (“High Liquidity”).

Limits to foreign currency positions
The Finance Committee sets maximum limits to purchased or sold positions in foreign currency and, to the extent necessary, to foreign exchange derivative instruments or other financial commitments in foreign currency.

Exposure limit by type of instrument
The Finance Committee defines an exposure limit by type or category of instrument and/or security applicable for the entire year.

Deposit concentration and stability
In order to build a stable and quality deposit base, the Bank takes actions to foster and give priority to the balanced growth of deposits, diversifying the customer base, geographic areas, and type of deposits. In order to be aware of liquidity risk implications and changes in liquidity projections as a result of deposit concentration, the Bank sets alert levels and defines the actions to be taken.

As of December 31, 2024, 51% of deposits correspond to the 10 major accounts, which are mutual funds, and financial services corporations.

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

Contingent liquidity requirements for special operations
The Finance Committee approves and oversees the agreed-upon financial conditions and the contingencies associated with off-balance sheet operations and/or positions.

Liquidity Coverage Ratio (LCR)
Through Communication “A” 5724 issued in March 2015, the BCRA imposed a daily monitoring requirement, with monthly and quarterly reporting to the BCRA.

Net Stable Funding Ratio (NSFR)
Through Communication “A” 6306, the BCRA established a new indicator to be monitored on a daily basis and reported quarterly to the BCRA.

The goal of the NSFR is for financial institutions to be able to monitor to what extent they may fund their activities out of sufficiently stable sources to mitigate the risk of future stress scenarios resulting from their funding.

The table below shows the Bank's liquidity coverage ratios (LCR) for the fiscal years ended December 31, 2024 and 2023:

	12/31/2024	12/31/2023
Average for the year	116%	121%
Higher	128%	100%
Lower	109%	173%

The breakdown of financial assets and liabilities by maturity are disclosed in Schedule D “Consolidated breakdown of Loans and Other Financing Arrangements by Maturity Dates” and Schedule I “Consolidated breakdown of Financial Liabilities by Maturity Dates” to these financial statements, respectively.

38. CAPITAL MANAGEMENT

The Group's capital management goals are:

● Fulfilling the requirements established by the BCRA

● Supporting the Bank's operations to prevent any situation that may endanger them.

According to the BCRA’s guidelines, financial institutions are required to maintain certain capital ratios to mitigate the associated risks. The Bank has met the minimum capital requirement determined in accordance with the BCRA’s rules. The capital risk management is cross-sectional with respect to the other risks, Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

Regulatory Capital (Responsabilidad Patrimonial Computable) is comprised by Core Capital and Supplementary Capital. The table below shows a breakdown of the respective balances:

	12/31/2024	12/31/2023
Core Capital
Tier 1 Ordinary Capital	472,334,509	414,635,631
(Deductible items)	(28,334,735)	(16,577,158)
Tier 1 Additional Capital	1,007,471	511,431
Supplementary Capital
Tier 2 Capital	1,732,870	793,698
Regulatory Capital (Responsabilidad Patrimonial Computable)	446,740,115	399,363,602

Below is a detail of the determined capital requirement:

Notes to the consolidated financial statementsas of December 31, 2024 and December 31, 2023
In thousands of Argentine Pesos (Note 3.2)

	12/31/2024	12/31/2023
Credit risk	65,729,867	42,338,240
Market risk	35,319,648	13,736,042
Operational risk	46,827,598	30,006,682
Core requirement	147,877,113	86,080,964
Payment	446,740,115	399,363,602
Surplus	298,863,002	313,282,638

39. DEPOSIT GUARANTEE SYSTEM

Law 24485 and Decree 540/95 created the Deposit Insurance System for the purpose of providing coverage for bank deposits in addition to the privileges and protection system provided for under the Financial Institutions Law. That law provided for the incorporation of “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF).

Through Communication “A” 7685, the BCRA stablished the cap for deposit insurance in 25,000, as from April 1, 2024.

Sight deposits with interest rates over reference rates and time deposits and fixed-term investments with rates exceeding 1.3 times the reference rate are excluded from the coverage. Also, time deposits and fixed-term investments are excluded when these limits on interest rates are distorted by additional incentives or yields.

Financial institutions are required to contribute to the DGF for an amount of 0.015% over the monthly average its related deposits. In addition to the normal contribution, and an additional contribution is required weighting several factors.

As of December 31, 2024 and 2023, the contribution to the DGF amounted to 3,298,175 and 3,145,167, respectively, and it is recorded under “Other operating expenses” as of each period.

40. SUBSEQUENT EVENTS

Due to the characteristics of the "Edificio del Plata Trust”, the decision-making body thereof had the option to determine whether income tax will be allocated to the Trust or the Trustors-Beneficiaries. On April 30, 2025, the Executive Committee of the "Edificio del Plata Trust” decided the allocation of the Trust's taxable income/loss to each Trustor-Beneficiary that will be responsible for the tax and must include in their tax returns the related portion of the Trust's taxable income/loss. On May 12, 2025, TMF Trust Company (Argentina) S.A. as Trustee sent a note to Banco Hipotecario S.A. allocating its portion of the taxable income/loss of the Trust which consisted of a tax loss amounting to 13,191,587, generated by the tax inflation adjustment of the real estate contributed to the Trust. This amount was considered as a deduction in the Entity’s 2024 income tax return whereas the accounting impact was recorded as a lower income tax expense in May 2025.

On February 21, 2025 Banco Hipotecario S.A. issued debt securities class IX with the following terms:

	Nominal value	Issuance date	Due date	Annual interest rate
Clase IX	$50.000.000	02/21//25	02/21/26	Tamar + 2,75%

Capital of these debt securities will be fully paid at due date. Interests are to be paid on a quarterly basis, commencing on May 21, 2025.

Independent Auditors’ Report

To the Shareholders and Board of Directors Banco Hipotecario S.A.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries (the Bank), which comprise the consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2024, and its results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Bank and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of the Bank for the year ended December 31, 2023, were audited by another auditor, who expressed an unmodified opinion on those consolidated financial statements on June 18, 2024. As described in Note 3.2, the Bank has adjusted the prior period comparative year ended December 31, 2023, consolidated financial statements to conform with the accounting requirements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29). Accordingly, the audit opinion issued on June 18, 2024, by the other auditor on the 2023 consolidated financial statements, did not express an opinion on the adjustments required by IAS 29. These required adjustments to conform the comparative period presentation were audited by us.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast significant doubt about the Bank’s ability to continue as a going concern for at least twelve months after the date that the consolidated financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Bank’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Buenos Aires, State, Argentina

June 30, 2025

KPMG